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04030642

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Del Monte Pacific Ltd

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5068 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/04

82-5068

ARLS
12-31-03

focus

Del Monte Quality

Del Monte Pacific Limited
ANNUAL REPORT 2003

MISSION STATEMENT

Our mission is to be a leading fully integrated Asian-based international food and beverage company that develops and markets quality branded products to customers all over the world.

CORPORATE PROFILE

Del Monte Pacific Limited is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products. We own the Del Monte brand in the Philippines, where we enjoy leading market shares across all major categories, and operate one of the world's largest integrated pineapple production facilities. We also possess the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent, and have long-term supply agreements with Del Monte trademark owners and licensees in North America, Europe and Asia.

CONTENTS

Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") are not affiliates of the Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc and its subsidiaries, or the Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

1. Turnover grew by 2% to US$200.4 million, with core product sales up 6%

2. Net profit declined by 14% to US$30.2 million due to El Niño-related higher product costs, higher marketing expenses, and weaker non-core non-processed product sales

3. Net profit was also impacted by a US$2.1 million inventory provision

4. Operating cash flow surged 40% to US$36.9 million due to tighter working capital management

5. Net cash rose 53% to US$19.2 million, resulting in a very strong balance sheet at year-end

6. Dividends totaling 1.69 US cents (US$0.0169) per share were declared for 2003, representing a 60% payout and a yield of 5%

FINANCIAL HIGHLIGHTS

Turnover



(US$ million)
240
200
160
120
80
40
200.4
196.4
03
02

EBITDA



(US$ million)
60
50
40
30
20
10
39.2
43.9
03
02

Net Profit



(US$ million)
60
50
40
30
20
10
30.2
35.2
03
02

Basic Earnings per Share



(US cents)
6
5
4
3
2
1
2.82
3.28
03
02

Return on Equity



(%)
30
25
20
15
10
5
20.2
24.5
03
02

Net Tangible Asset per Share



(US cents)
18
15
12
9
6
3
13.06
12.49
03
02

Financial Year ended 31 December	2003	2002[1]	2001	2000	1999
(Amounts in US$ million unless otherwise stated)					
Profitability					
Turnover	**200.4**	196.4	182.3	200.4	209.9
EBITDA	**39.2**	43.9	37.1	42.3	51.4
Margin (%)	**19.5**	22.3	20.4	21.1	24.5
Profit from Operations	**33.7**	39.1	33.1	38.6	47.9
Net Profit	**30.2**	35.2	29.5	34.8	42.6
Margin (%)	**15.1**	17.9	16.2	17.4	20.3
Return on Equity (%)	**20.2**	24.5	22.8	25.9	34.5
Balance Sheet					
Net Cash	**19.2**	12.6	17.1	39.8	34.8
Fixed Assets	**48.7**	48.4	43.8	33.8	31.9
Total Assets	**221.7**	200.3	185.0	196.0	201.3
Shareholders' Equity	**149.3**	143.4	129.2	134.3	123.3
Cash Flow					
Cash Flow from Operations	**36.9**	26.5	26.1	36.0	46.1
Capital Expenditure	**7.6**	10.3	14.9	11.1	6.5
Share Statistics[2]					
Number of Shares (million)	**1,072**	1,072	1,072	1,138	1,143
Share Price (Singapore cents)	**58.5**	43.0	38.0	46.0	81.0
Share Price (US cents equivalent)[3]	**33.6**	23.9	21.2	26.7	48.8
Market Capitalisation (S$ million)	**627.2**	461.0	407.4	523.5	925.7
Market Capitalisation (US$ million)	**360.4**	256.1	227.6	304.3	557.7
Basic Earnings Per Share (US cents)	**2.82**	3.28	2.73	3.04	4.02
Price Earnings Multiple (x)	**11.9**	7.3	7.8	8.8	12.1
Dividend Per Share (US cents)	**1.69**	1.97	1.38	1.25	0.51
Dividend Per Share (Singapore cents)[4]	**2.91**	3.47	2.53	2.21	0.85
Dividend Yield (%)	**5.0**	8.1	6.6	4.8	1.0
Dividend Payout (%)	**60.0**	60.0	50.0	40.0	33.0
Net Tangible Asset Per Share (US cents)	**13.06**	12.49	11.13	10.90	9.87
P&L rate: US$1 : S$	**1.74**	1.80	1.79	1.72	1.66

(1) 2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41.

(2) The Company was listed on 2 August 1999 on the Singapore Exchange (SGX). On 20 December 1999, the SGX approved the conversion of the Company's quotation of shares to Singapore dollars from US dollars.

(3) The Company's reporting currency is US dollars. Singapore cent share prices are converted to US cents for the purpose of computing financial ratios.

(4) Dividend per share (Singapore cents) is based on the actual exchange rate at the respective time of dividend payment. 2003 is an estimate based on indicative exchange rate.

SHARE PERFORMANCE



Base = 100
Del Monte Pacific Relative Share Price Performance
110
105
100
95
90
85
DMPL Share Price Index
Straits Times Index
Del Monte Pacific outperformed the Straits Times Index for most of 2003
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
2003
2004



Share Price (S$)
Del Monte Pacific Share Price and Volume
Volume (in million shares)
0.50
0.40
0.30
0.20
0.10
0.00
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
2003
2004

	2003	2002	2001	2000	1999
Share Price (S$)					
High	**0.605**	0.490	0.540	0.855	1.046
Low	**0.415**	0.370	0.300	0.355	0.697
End of year	**0.585**	0.430	0.380	0.460	0.810
Average	**0.519**	0.430	0.410	0.509	0.827
Average Turnover					
Value (S$)	**374,984**	181,483	273,136	564,422	3,344,138
Volume (Shares)	**700,635**	424,665	602,429	1,004,462	3,769,067



Focus

In 2003, Del Monte Pacific faced a number of challenges. Most notable were the El Niño weather pattern, which reduced harvest yields and increased product costs, and the softer Philippine market.

Your management team responded resolutely to address and manage these challenges and implement appropriate solutions.

While earnings were below what we had hoped to attain, we achieved solid financial results and ended the year in a strong financial position. As a result, the Company is well-positioned for improvement in 2004.

Performance Scorecard

In the year under review we achieved the following key financial results:

- Turnover grew by 2% to US$200.4 million, with core product sales up 6%
- Net profit of US$30.2 million was down 14% due to higher product costs relating to El Niño, higher marketing expenses, and weaker sales in the non-core non-processed segment
- Net profit was also impacted by a US$2.1 million provision relating to tightened inventory management
- Operating cash flow surged 40%, despite lower earnings, to US$36.9 million, as a result of tighter working capital management
- Net cash rose 53% to US$19.2 million, resulting in a very strong balance sheet at year-end

Underlying this financial performance were a number of important operational accomplishments:

- We increased processed products and beverage turnover by US$10 million or 6%, primarily through higher sales of pineapple solids and pineapple juice concentrate to Europe/North America
- In our primary Asian market, the Philippines, we grew market share in all major product categories: pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce, tomato catsup and premium pasta
- We rigorously reviewed our working capital and, as a result, tightened management of receivables and inventory which contributed to increased operating cash flow and also resulted in a provision for inventory obsolescence
- Del Monte Philippines Inc was awarded Employer of the Year for the third time which is a record in the Philippines

Dividends

In view of the Company's performance, your Board of Directors has declared a final dividend per share of 1.28 US cents (about 2.19 Singapore cents), representing a payout of 82% of second-half 2003 net profit. This is payable on 25 May 2004.

Combined with the interim dividend per share of 0.41 US cents (0.72 Singapore cents), payout for the full year totalled 60% of net profit. This is well above our minimum payout policy of 33%.

The total dividend payment for the year of 1.69 US cents (about 2.91 Singapore cents) per share represents a dividend yield of 5% based on the year-end share price of 58.5 Singapore cents.

Growth Strategy

Our goal is to continuously seek ways to strengthen our long-term growth platform and enhance shareholder value.

To achieve this, our strategy is to focus on growing the share of higher-margin products in our product mix. Equally important is our continuing development of innovative and consumer-appealing new products that is critical to support growth in our Asian market.

Our significant capital investments over the last few years have been focused on supporting growth and we expect those initiatives to contribute positively to our results over the coming years.

We also believe that it is important to expand our product base and operations through acquisitions and development of new businesses. We are actively evaluating a range of projects and are confident that we will find opportunities that meet our investment criteria and grow our business.

2004 Outlook

Looking ahead, the Group expects improved operating conditions in 2004 as the worst effects of El Niño are behind us, the Philippine market is expected to improve modestly, and we do not anticipate the same extent of non-recurring expenses such as the inventory provision taken in 2003. However, we need to continually innovate to stay ahead of competition.

Barring unforeseen circumstances, the Company anticipates that its financial performance in 2004 will improve over 2003.

Corporate Governance

Del Monte Pacific has consistently endeavoured to practice corporate governance at the highest standard.

In this important area, we have in place an Audit Committee, a Nominating Committee and a Remuneration and Share Option Committee, where all committees are chaired by an Independent Director and are comprised of a majority of Independent Directors.

We are committed to constantly review and elevate our standards of corporate governance in line with the best practices recommended by the Singapore Exchange.

New Directors

We welcome to the Board Mr Mario Resca and Ms Stefanie Yuen Thio. We would like to thank Messrs Aldo Marsegaglia and Filippo Fucile who resigned as directors during the period for their contributions to the Group.

Conclusion

Del Monte Pacific is fortunate to have the strengths of a great brand, a strong management team and a unique blend of competitive advantages. With commitment and focus, we look forward to provide better returns to shareholders in 2004.

In closing, we want to take this opportunity to express our gratitude and appreciation to our shareholders, business partners, customers, employees, management, and the Board of Directors, for their confidence and belief in Del Monte Pacific's future. We look forward to your continued support.

Tony Chew Leong-Chee Chairman	**Martin P Lorenzo** Joint Managing Director	**Thomas F Warner** Joint Managing Director

12 April 2004

BOARD OF DIRECTORS



Mr Tony Chew Leong-Chee

Chairman & Independent Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Tony Chew is Executive Chairman of Asia Resource Corporation, which has diversified business interests in the Asian region. He also serves on the boards of Keppel Corporation, IES Holdings, Macondray Corporation, RHB Cathay Securities, and KFC Vietnam, amongst others. He is Council Member of the Singapore Business Federation and the ASEAN Business Advisory Council, Chairman of Network Indonesia and Vietnam Business Club, and adviser to the Singapore Institute of International Affairs.



Mr Mario Resca

Vice-Chairman
Appointed on 6 February 2004

Mr Mario Resca holds a Masters in Economics from the Bocconi University of Milan. He has over 30 years experience in banking, business administration and international management. He is Chairman of McDonald's Italia, President of the American Chamber of Commerce in Italy and Italia Zuccheri SpA, Director of ENI SpA and Mondadori SpA and Extraordinary Commissioner of the Cirio Del Monte Group. He is also President of the Ronald McDonald's Charity House. In 2002, he was awarded by the President of Italy with "Cavaliere del Lavoro".



Mr Martin P Lorenzo

Joint Managing Director
Appointed on 9 July 1999

Mr Martin P Lorenzo holds an MBA from the Wharton School, University of Pennsylvania, major in Finance and Corporate Strategy. He is Chairman of the Board of two Philippine-listed companies, Macondray Plastics, Inc and Pancake House, Inc. He is Acting Chairman of Del Monte Philippines, Inc and holds many other directorships. He is President of Macondray & Co, Inc, a Philippine-based investment holding company. Mr Lorenzo brings a wealth of experience in M&A, agribusiness and food retailing to the Company.



Mr Godfrey E Scotchbrook

Independent Director
Appointed on 28 December 2000 & re-elected on 29 May 2001

Mr Godfrey E Scotchbrook is a specialist in corporate communications and crisis management for over 30 years. He founded Scotchbrook Communications, a firm focused on investor relations, and was Regional Director for Asia of Burson-Marsteller, one of the world's leading public relations companies. A proponent of good corporate governance, he is an Independent Director of Hong Kong GEM-listed Convenience Retail Asia and a non-executive Director of Boustead Singapore Ltd. He is a Fellow of the Hong Kong Management Association and also of the British Institute of Public Relations.



Mr Patrick L Go

Director
Appointed on 19 April 2001 & re-elected on 29 May 2001

Mr Patrick L Go holds a Bachelor's degree in Economics from the Wharton School, University of Pennsylvania, and an MBA from the Darden School, University of Virginia. He is CEO of Paramount Life & General Insurance Corporation, and a senior consultant to the Soros-affiliated Philippine Discovery Investment Company Ltd. Mr Go has over 20 years experience in corporate finance and venture capital having worked for Credit Suisse First Boston, Bank of America Asia Ltd and Bankers Trust Company.



Mr Tomas P Lorenzo

Director
Appointed on 17 January 2003 & re-elected on 14 May 2003

Mr Tomas P Lorenzo holds an MBA in Finance from the Wharton School, University of Pennsylvania. He is Chairman of Lapanday Holdings Corporation and Lapanday Foods Corporation, a producer and marketer of tropical fruit, and one of the largest exporters of bananas in the Philippines. He also serves on the Boards of Del Monte Philippines, Inc, Macondray & Co, Inc and Amalgamated Investment Bancorporation, among others. He brings considerable experience in finance and agribusiness to the Company.



Mr Thomas F Warner

Joint Managing Director
Appointed on 1 June 2001

Mr Thomas F Warner earned his Bachelor's degree in Business Administration from the University of Notre Dame, majoring in Industrial Management. He is Managing Director of Del Monte International Inc based in UK. He has worked for Del Monte companies worldwide for over 30 years primarily in operations and general management, including significant experience in pineapple and tropical fruit production in the Philippines, Thailand and Kenya. He is currently Vice-Chairman of the Thai-listed Siam Agro Industry Public Company Ltd (SAICO).



Mr Richard W Blossom

Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Richard W Blossom is the Managing Director of the Company's Singapore-based subsidiary, DMPL Management Services Pte Ltd. He obtained his MBA in Marketing from New York University's Stern School of Business. He has over 25 years experience in general management, marketing, sales, distribution and logistics of fast moving consumer goods, having served as President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and CEO of Dohler Asia and EAC Consumer Products.



Mr Michael Hwang

Independent Director
Appointed on 9 July 1999 & re-elected on 14 May 2003

Mr Michael Hwang earned his law degree at Oxford University. He is a Senior Counsel and former Judicial Commissioner of the Supreme Court of Singapore. He is a leading litigation lawyer and international arbitrator, with accreditation in 11 countries. He has served on international bodies such as the International Chamber of Commerce in Paris and the UN Compensation Commission in Geneva. He was a Partner of Allen & Gledhill, Singapore's largest law firm, for over 30 years and is Singapore's Non-Resident Ambassador to Switzerland.



Mr Stephen C Thorpe

Director
Appointed on 14 February 2003 & re-elected on 14 May 2003

Mr Stephen Thorpe holds a Master of Arts degree from Oxford University. He is Managing Director of Del Monte Europe Ltd which covers the United Kingdom and all major continental European markets. In the past 25 years, he has worked in the food and beverage industry throughout Europe, including assignments with Unilever and Cadbury Schweppes. He has worked for Del Monte for 15 years. He currently serves on the Boards of Del Monte Foods International Ltd and Del Monte Europe Ltd, among others.



Ms Stefanie Yuen Thio

Director
Appointed on 11 February 2004

Ms Stefanie Yuen Thio, an Advocate and Solicitor of the Supreme Court of Singapore, is a co-founder and an Executive Director of TSMP Law Corporation, where she heads the Corporate Finance and Mergers & Acquisitions business units of the firm's practice. Having practised as a lawyer in Singapore for the past ten years, her professional experience includes initial public offerings, advising listed companies on regulatory and compliance requirements, and takeovers in Singapore. She has also advised in the area of corporate governance.

SENIOR MANAGEMENT



Mr Martin P Lorenzo
Joint Managing Director,
Del Monte Pacific Limited

Mr Martin P Lorenzo holds an MBA from the Wharton School, University of Pennsylvania, major in Finance and Corporate Strategy. He is Chairman of the Board of two Philippine-listed companies, Macondray Plastics, Inc and Pancake House, Inc. He is Acting Chairman of Del Monte Philippines, Inc and holds many other directorships. He is President of Macondray & Co, Inc, a Philippine-based investment holding company. Mr Lorenzo brings a wealth of experience in M&A, agribusiness and food retailing to the Company.

Mr Alejandro T Castillo
President,
Del Monte Philippines, Inc

Mr Alejandro T Castillo completed the Senior Executive Programme at Stanford University's Graduate School of Business. He has served the Company in various key capacities since 1982 including Senior Vice-President and Managing Director for the Philippine Market, and Regional Director for the Far East Markets. Previously, he worked for Procter & Gamble, Pepsi-Cola and Warner-Lambert in the Philippines, where he held executive positions in market development, brand management, and sales and division management.





Mr Kenneth C Worsdale
CFO, Del Monte Pacific Limited and
SVP – CFO, Del Monte Philippines, Inc

Mr Kenneth Worsdale is a US Certified Public Accountant and a South African Chartered Accountant. He has over 20 years experience in finance working in various multinational firms. His career began with KPMG and he has worked in various executive capacities in food and beverage distribution, and the toy and gift industries, with work experience throughout Asia, the USA, Mexico, South Africa, France and England. He has served as CFO for United Agri Products, Dole Foods' Asian operations, and the Camus International Group.

Mr Thomas F Warner

Joint Managing Director,
Del Monte Pacific Limited

Mr Thomas F Warner earned his Bachelor's degree in Business Administration from the University of Notre Dame, majoring in Industrial Management. He is Managing Director of Del Monte Foods International Inc based in UK. He has worked for Del Monte companies worldwide for over 30 years primarily in operations and general management, including significant experience in pineapple and tropical fruit production in the Philippines, Thailand and Kenya. He is currently Vice-Chairman of the Thai-listed Siam Agro Industry Public Company Ltd (SAICO).





Mr Richard W Blossom

Managing Director,
DMPL Management Services Pte Ltd

Mr Richard W Blossom is the Managing Director of the Company's Singapore-based subsidiary, DMPL Management Services Pte Ltd. He obtained his MBA in Marketing from New York University's Stern School of Business. He has over 25 years experience in general management, marketing, sales, distribution and logistics of fast moving consumer goods, having served as President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and CEO of Dohler Asia and EAC Consumer Products.

Mr Marco P Lorenzo

SVP – Plantation and Cannery Operations,
Del Monte Philippines, Inc

Mr Marco P Lorenzo holds university degrees in Inter Disciplinary Studies from the Ateneo de Manila University, and Agricultural Science and Management from the University of California Davis. He is Senior Vice-President of Del Monte Philippines, Inc and manages the entire agricultural and cannery operations. Mr Lorenzo brings more than 20 years of experience in agro-industrial production having occupied key positions in Del Monte Philippines, Inc and Lapanday Foods Corporation, and trained at Del Monte Kenya and Del Monte USA.




Turnover
(US$ million)
240
200
160
120
80
40
200.4
196.4
03
02


Gross Profit Margin
(%)
36
30
24
18
12
6
29.2
29.7
03
02

Turnover

In the year in review, turnover improved slightly by 2% to US$200.4 million from US$196.4 million amidst a difficult operating environment, mainly due to higher sales in Europe/North America.

In Europe/North America, turnover posted a strong 15% growth to US$72 million driven by higher volume and prices for pineapple solids and pineapple juice concentrate. However, turnover in Asia, accounting for 64% of Group turnover, declined by 4% to US$128.4 million mainly due to lower turnover of the non-core non-processed product segment. Sales of processed products in Asia grew slightly by 1% to US$113.8 million.

By product category, beverages had a good year with turnover growing by 17% to US$48.2 million on the back of a 12% volume improvement. Processed products turnover rose 2% to US$137.6 million primarily due to higher volume. Non-processed products fell 29% to US$14.6 million on lower sales of fresh pineapples and cattle.

Profitability

The Group generated an EBITDA and a profit before interest and tax (PBIT) of US$39.2 million and US$33.2 million, down 11% and 15%, respectively from 2002, largely due to higher advertising and promotional expenses and a US$2.1 million provision relating to tightened inventory management.

Net profit declined by 14% to US$30.2 million. Without the inventory-related provision, net profit for the year would have been US$31.6 million, down 10% from 2002.

Return on Equity (ROE) was 20%, lower than the previous year's 25%.

Basic Earnings Per Share

Basic earnings per share (EPS) decreased by 14% to 2.82 US cents from 3.28 US cents as a result of lower net profit.

Margins

Gross profit margin declined marginally to 29.2% from 29.7%, primarily due to higher product costs caused by the El Niño weather pattern and lower margins in the non-core non-processed segment. Net profit margin of 15% was lower than the previous year's 18%.

Dividends

The Board declared a final dividend per share of 1.28 US cents (about 2.19 Singapore cents). Coupled with the interim dividend per share of 0.41 US cents (0.72 Singapore cents), this translates to a total dividend for the year of 1.69 US cents (about 2.91 Singapore cents) per share compared to 1.97 US cents (3.47 Singapore cents) in the prior year. This dividend represents a 60% payout of full year 2003 net profit, higher than the Group's minimum payout policy of 33%. The total dividend in 2003 will generate a yield of 5% based on the year-end share price of 58.5 Singapore cents.

Balance Sheet

In the year in review, Del Monte Pacific maintained a healthy balance sheet, with net cash position improving to US$19.2 million, up from US$12.6 million at the end of 2002, on the back of tighter working capital management.

Capital investments in 2003 decreased to US$7.6 million from US$10.3 million as recent major capital projects were completed. The Group invested in new operations technology and equipment to produce value-added products, enhance quality, customise products to meet customer requirements, increase efficiency and lower costs.

As at 31 December 2003, shareholders' equity remained steady at US$149.3 million compared to prior year's US$143.4 million, reflecting dividend payments during the year.

Net tangible asset (NTA) per share improved to 13.06 US cents from 12.49 US cents.

Currency Translation

Year-on-year, the Philippine peso depreciated by about 4% against the US dollar. Although the weak peso had a negative impact on the translation of accounts of the Group's Philippine business into US dollars, the currency depreciation had a net positive impact on the financial results of the Group as a whole, given its natural hedge from the higher proportion of US-dollar denominated revenues versus costs.

Dividend per Share

(US cents)



3.0
2.5
1.97
2.0
1.69
1.5
1.0
0.5
03
02

Net Tangible Asset per Share

(US cents)



18
15
13.06
12.49
12
9
6
3
03
02

focus on

We pride ourselves in producing quality and innovative products to delight our consumers.

From major entries in the low-income segment such as stand-up pouches and sachet formats, and several customised products for food service customers in the past, 2003 saw breakthroughs into new categories - Fruit Salad Cream, Steak Sauce, Gravy Mix and White Vinegar. These new products were a factor in driving volume growth for 2003.

Steak Sauce
A new niche product to broaden our condiments range. Del Monte steak sauce is the first locally-produced steak sauce and competes with imported steak sauces.



Thick Rich
Del Monte
Quality
STEAK
SAUCE



new
Del Monte
Fruit Salad Cream
new
Del Monte
Fruit Salad Cream

Fruit Salad Cream
Specially made for market leader Del Monte Fiesta Fruit Cocktail. It is the first cream product specially positioned for mixed fruit salad, different from all-purpose cream.

products


Fiesta
FRUIT COCKTAIL
Del Monte
SunFresh

Turnover by Market



Asia
☐ 64 %

Europe/North America
☐ 36 %

PBIT by Market



Asia
☐ 56 %

Europe/North America
☐ 44 %

Market Review

Asia

Turnover in Asia, accounting for 64% of total turnover, includes the following: direct sales in the Philippines, where Del Monte Pacific owns the Del Monte trademark for premium-branded food products; sales in the rest of Asia, where the Group sells Del Monte-branded processed food products and fresh pineapples through its business partners.

Turnover in Asia decreased by 4% to US$128.4 million from US$133.5 million, primarily due to lower turnover in the non-core non-processed product segment. Core products' turnover in Asia rose slightly by 1% on the back of better prices.

PBIT in Asia declined by 27% to US$18.6 million from US$25.5 million, mainly due to higher advertising and promotional expenses and inventory provision.

In the Philippine market, amidst increased competition, volume of core products grew by 2%. We launched a total of 16 new products and 46 line extensions in our primary Asian market, which included entries into new categories such as Fruit Salad Cream, Steak Sauce, Gravy Mix, Chili Pepper Sauce and White Vinegar.

The following product categories in the Philippines posted volume growth:

- Tomato-based products, such as tomato and spaghetti sauces, up 6% driven by stand-up pouches
- Mixed fruits, up 1%
- Other products (non-pineapple, non-tomato), up 18% largely due to higher sales of premium pasta

The Group increased its market share in the following product categories: pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce, tomato catsup and premium pasta.

We are proud to announce that in the year in review, we received a number of awards:

- Trade Partner of the Year Award - Global Brands Category (second award of this nature) by Supervalue Inc, our single-biggest customer operating the SM Supermarkets, the leading supermarket chain in the Philippines
- Supply Chain Excellence Award by Philippine Seven Corporation, operator of the 7-11 stores, the leading convenience store chain
- Silver Award Nomination for Trade Partner of the Year (sixth award of this nature in 7 years) by Robinson's, another major supermarket operator in the Philippines.

Europe/North America

Turnover in this region comprises sales of processed fruit products and beverages through our business partners.

In 2003, turnover in Europe/North America contributed 36% of the Group's turnover and registered a strong growth of 15% to US$72 million from US$62.8 million. This was driven by an 11% volume increase and a 4% price improvement in pineapple solids and pineapple juice concentrate.

PBIT increased by 8% to US$14.6 million from US$13.6 million. The increase in turnover was partially offset by higher operating expenses relating to the inventory provision.

Product Review

Processed Products

Processed products are our largest product category, accounting for 69% of total turnover in 2003. Processed products include pineapple solids in slices, chunks, tidbits, and crush varieties, tropical mixed fruits, tomato-based and other processed products such as tomato, recipe and pizza sauces, catsups, pasta and condiments.

Turnover of processed products increased by 2% to US$137.6 million from US$134.4 million in 2002, due to a volume growth of 2% and a slight price increase of 1%. Turnover of processed products in Europe/North America rose 4% on higher volume and prices while Asia's processed products turnover increased by 2% on higher volume.

However, PBIT of processed products fell 20% to US$23.5 million from US$29.2 million, due to higher advertising and promotional expenses and higher operating expenses relating to provisions.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate.

Turnover of beverages, which accounted for 24% of the Group's total turnover in 2003, increased by 17% to US$48.2 million compared to the same period in the prior year. The increase in turnover was primarily due to a 12% increase in volume combined with a 4% increase in prices driven by pineapple juice concentrate.

Turnover of beverages in Europe/North America, which accounted for 46% of total beverage turnover, surged 50% on account of stronger volume and prices of pineapple juice concentrate, up by 29% and 22%, respectively. However, beverages turnover in Asia decreased by 2% as a result of lower volume.

PBIT for beverages increased by 20% to US$9.2 million from US$7.7 million, mainly driven by higher turnover of pineapple juice concentrate.

Turnover by Product



Processed Products
☐ 69 %

Beverages
☐ 24 %

Non-processed Products
☐ 7 %

PBIT by Product



Processed Products
☐ 71 %

Beverages
☐ 28 %

Non-processed Products
☐ 1 %

Non-Processed Products

Non-processed products comprise fresh pineapples and the non-core cattle business – both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover of non-processed products, accounting for 7% of the Group's turnover in 2003, declined by 29% to US$14.6 million from US$20.6 million as a result of lower fresh pineapple and cattle sales.

PBIT for non-processed products decreased by 77% to US$0.5 million from US$2.1 million.

Kitchenomics Programme

Kitchenomics, a long-standing consumer loyalty programme of Del Monte Pacific's subsidiary, Del Monte Philippines, Inc, continued to expand. Introduced in 1984, Kitchenomics was designed to generate loyal consumption of Del Monte products by providing cooking enthusiasts with cooking and meal planning tips using budget-saving, nutritious and easy-to-prepare recipes.

Kitchenomics has expanded to include two television cooking shows, a recipe e-mail club, a consumer website (www.kitchenomics.com) and regular mailings of mini-magazines and personalised greeting cards.

In 2003, Kitchenomics' membership grew to 620,000 members, 13% higher than the previous year. Of these, 540,000 receive recipes through the mail five times a year while the remaining 80,000 get their recipes through weekly e-mails. The e-mail club has a huge potential for expanding our base of loyal consumers, with annual membership growing by 46% in the year in review.

On top of the Kitchenomics hotline which has already generated 31,000 members since its launch in April 2000, short message service or SMS was also added as another convenient membership tool in September 2002. To date, we have already obtained 40,000 membership applications through this channel.

The Kitchenomics Volume II cookbook - the second bestselling non-fiction book in major Philippine bookstores in December 2002 - remains in demand today. Kitchenomics Volume III is now in its planning stage and is scheduled to be released in late 2004.

Mom's Delight Package
Kitchenomics Cookbook, Vol. 2 with more than 100 great tasting recipes with Multi-Colour Party Food Carousel.


Kitchenomics
Cookbook
PARTY FOOD
CAROUSEL

Production Review

Del Monte Pacific operates one of the world's largest pineapple plantations of 18,600 hectares located in the southern Philippines. Our fully integrated operations, which include an on-site can-making facility and a seaport, ensure the delivery of premium quality and an efficient supply chain from production to market.

In 2003, we produced 627,000 metric tonnes of pineapples, down 3% from 644,000 metric tonnes in the previous year as a result of reduced yields due to the El Niño weather pattern. Pineapple recovery in the cannery increased by 6% compared to 2002 driven by an 11% increase in premium juice.

The Group implemented cost-reducing and productivity-enhancing programmes, and invested in new technology and equipment to maintain its leadership position in the industry. Out of total capital expenditures in 2003 of US$7.6 million, we invested US$5.4 million in our canning facility with the following initiatives:

- Completed the final phase of the fruit receiving system to enable the cannery to process riper and better quality fruits to meet market requirements
- Doubled the single-serve 202 beverage line capacity for both Production and Packaging operations
- Added cooking/cooling capacity for Mixed Fruits and Pineapple Solids packs to meet growing demand for small consumer can sizes
- Continued expanding the supply of easy-open lids for canned fruits to address the needs of our US and European customers

Lychee Twist
One of the two exciting juice flavours launched in 2003. It is the first Lychee Juice Drink with real nata de coco bits in the Philippines. Consumer feedback has been promising.


Del Monte
Lychee
Twist

Fresh Cut Pineapple Tidbits
Del Monte Fresh Cut Pineapple Tidbits now comes in a smaller, lower cash outlay Flat size which homemakers can use to make their everyday vegetable dishes and salads – part of our "Everyday Campaign" – encouraging the use of Del Monte pineapples as a cooking ingredient in daily meals.


Del Monte
Fresh Cut
TIDBITS
PINEAPPLE

BUSINESS OUTLOOK

Future Outlook

Operating conditions were difficult in 2003.

Most significantly, the Group's performance was affected by the El Niño weather pattern which increased product costs. The weaker non-core non-processed segment also affected profitability. Furthermore, despite market share gains, profits in the Philippine market declined due to soft market conditions and higher marketing costs. Finally, net profit for 2003 was impacted by tighter inventory management which led to a US$2.1 million provision.

Looking ahead, we expect improved operating conditions in 2004 as the worst effects of El Niño are behind us, the Philippine market is expected to improve modestly, and we do not anticipate the same extent of non-recurring expenses such as the inventory provision taken in 2003. However, we need to continually innovate to stay ahead of competition.

Barring unforeseen circumstances, the Company anticipates that its financial performance in 2004 will improve over 2003.

Growth Strategy

We are pressing forward with our four-pronged growth strategy:

- Adding Value by introducing higher-margin, value-added products, line extensions and innovative packaging formats that cater to our customers' needs. Our goal over time is to migrate our product mix from traditional, canned products to premium products that have higher margins and greater growth potential
- Improving Customer Service by introducing new packaging capabilities to meet worldwide requirements with greater flexibility and better time-to-market
- Enhancing Product Quality and Reducing Costs with prudent investments in productivity programmes, production technology and supply chain management
- Expanding into New Markets by pursuing acquisitions, joint ventures, and/or strategic alliances that make sound business and financial sense


RECIPE SAUCE
RECIPE SAUCE
RECIPE SAUCE

Recipe Sauce
New variants in innovative stand-up pouch format

Caring for Our Environment

Del Monte Pacific is committed to doing its part to protect and preserve the environment for future generations. We support efforts to produce environment-friendly products and packaging, encourage waste reduction, and promote responsible waste management and conservation of energy and water. We work hard to communicate our environmental policy to employees.

The pineapple pulp waste disposal system is just one example of the Group's innovative conservation programmes. Initiated over 40 years ago, it was designed to take excess pineapple pulp at our cannery and convert it into cattle feed, thereby reducing waste and costs. Our state-of-the-art waste water treatment plant, built at our seaside cannery, helps protect nearby coastal waters from pollution. The high-filtration juice plant at our cannery also processes excess juice into pineapple concentrate and syrup, significantly reducing the volume of waste water processed at the treatment plant.

With the community and concerned non-government organisations, efforts have also been exerted to enhance solid waste management and other environment conservation programmes. At the plantation, tree planting and water-protection programmes are promoted to conserve natural resources.

For its efforts, Del Monte Pacific has received recognition from the Philippine government and other organisations for its commitment to environmental preservation.

Caring for Our Community

Del Monte Foundation, Inc, a non-stock, non-profit organisation, was established in 1994 to uphold our corporate tradition of community service started in 1967. It spearheads education and development programmes geared towards the socio-economic and cultural growth of our host communities.

Under its flagship programme, the Foundation has trained more than 3,000 women, heads of families and out-of-school youths as well as employee families living in Company housing camps during the last five years.

Training priority is given to agro-industrial fields of competency such as plant propagation, driving and engine trouble-shooting, carpentry, food processing, weaving, electrical and automotive technologies. Accredited trainers help students learn new skills, organise themselves into cooperatives, and embark on livelihood projects. Many graduates have become small business entrepreneurs, augmenting family income and serving the community by sharing technology expertise not readily available in the countryside.

The Foundation exerts parallel efforts in enhancing family life under a Home Care Education programme that teaches preventive health care and emergency management to rural household members. A significant breakthrough was achieved in 2003 when past training beneficiaries returned to serve as trainers in newly-opened community training centres.

The Foundation also offers long-term scholarship grants to poor but deserving children. Some 80 scholars have been financed by the Foundation during the last six years. Another 350 alumni scholars who have completed college and graduate studies, now serve in key positions in both government and private sectors.

For its development efforts in rural communities, the Foundation was honoured in 2003 by the Technical Education and Skills Development Authority of the Philippines. The Foundation was cited for excellence in manpower development and initiatives for enhanced technical competence among rural workers.

focus on

Del Monte Pacific's key operating subsidiary, Del Monte Philippines Inc, won the prestigious 2003 Employer of the Year Award given by the Personnel Management Association of the Philippines.

The company was co-nominated by its industry friends, partners, and one of its labour unions. ***"Whose nomination can be more coveted than that by the members of the labour union?"*** writes Dr Lydia Echauz, Chair of the search for 2003 Employer of the Year.

A supervisor declared: ***"Everything you want to know about effective management and manufacturing engineering, you can learn it right here."*** Everyone is given the opportunity to contribute and grow professionally. It is this sense of ownership that led one executive to say, ***"This is our lifework and we take great pride in it."***

Dr Echauz echoes the sentiment of the rest of the judges as she articulates the attributes that set the Company apart from all others:

The sense of great pride, the tremendous sense of ownership and identification of everyone with the corporation – a passionate response of an empowered, grateful and loyal employee base.



people



JAIME W ONG
Personnel Manager of the Year

One's sheer determination to excel sets no limits to what one can do and can be. This winning attitude embodies the strength behind 2003 Personnel Manager of the Philippines Awardee Jaime Ong.

Mr Ong is Vice-President for Corporate Human Resources and Corporate Affairs of the Company and is credited for strengthening the foundation of industrial peace by championing transparency in labour-management relations and improving employee compensation and benefits for 6,000 workers and their families.

At the tender age of 17, the Awardee joined the Company as an hourly paid field worker to finance his dream of a college education. This came true when he got his break as a clerk, working during the day and commuting to the city for evening classes.

After years of backbreaking work-and-study schedule, he completed his accounting degree and moved up the corporate ladder. His constant desire for improvement never wavered. He took up bachelor and masteral degrees in business administration.

Forty years of challenges brings out the best in Jimmy. He is a role model to Del Monte's rank-and-file: he holds the distinction of being the only employee in Del Monte's 77-year history to have risen from the rank and file through the Vice-President level.

HUMAN RESOURCES

Caring for Our People

Del Monte Pacific is committed to the growth of its people as it grows its business.

Around 5,700 workers at our plantation, manufacturing plant, and administrative and marketing offices count among the most dedicated and skilled professionals in the global pineapple industry.

Training and Development

Through value formation, skills training, and knowledge-sharing programmes conducted year-round, the Company ensures that its employees continuously improve the quality of their performance. Employee training and development are also linked with a management succession plan that selects potential leaders across the organisation.

Employees are given every opportunity to enhance agricultural methods, manufacturing practices, technical skills, supervision and management, and teamwork. Over 4,000 employees were among the training participants in 2003.

A culture of excellence and innovation pervades throughout the Company. The Sales and Marketing Conference held in March 2003 promoted the Company's theme "Be best in class. Innovate!" We encourage our people to innovate relentlessly in seven key result areas: increased productivity, better cost management, improved product quality, better customer service, higher volume and market share growth, inspiring people and responsible corporate citizenship.

Communication

We keep our employees informed of the Group's performance through our regular internal magazine aptly called *Tidbits*. This features new product launches, awards, new recruits and promotions, among others. We also have a newsletter called *Fresh Cut* which informs plantation and cannery employees of the team's programmes and direction.

Benefits

Our workforce enjoys one of the most attractive compensation and benefit packages granted to agro-industrial workers in the Philippines. Workers at our plantation live in housing camps and Company-subsidised housing subdivisions, complete with schools, chapels, social halls, playgrounds, water reservoirs and other facilities.

A plantation employee credits the Company for many 'worker-friendly' privileges: "My entire family is taken care of. We live in a clean, safe and peaceful community. We enjoy free housing and transportation. We have schools, a hospital, a fire station, and cooperatives. We can't ask for more in life! Where else can you find a Company like this?"

A generous retirement package awaits long-serving employees upon retirement. Complementing government-mandated privileges is a voluntary provident plan with vesting provisions and a group insurance plan. All employees and qualified dependents also enjoy a broad range of free medical and dental services at our 100-bed Company hospital and dispensaries and designated hospitals and clinics in the country.

Industrial Relations and Staff Turnover

The Group has enjoyed a sustained period of industrial peace, with no notices of strikes and lock-outs for more than 30 years. We have one of the lowest employee turnover rates in the agricultural and manufacturing sectors, averaging two per cent since 1988.

Awards

Recognising the continuing excellence of our human resource programmes, leading government and professional organisations have once again bestowed their highest awards on our Company in 2003.

The Group is the first company to receive the prestigious Employer of the Year Award three times (1981, 1988, 2003) from the Personnel Management Association of the Philippines (PMAP).

Two Del Monte teams were chosen among Outstanding Quality Circles for innovative productivity enhancement projects in the workplace. Five other employees were similarly honoured for outstanding contributions in their respective fields. Leading the awardees was Jaime Ong, Vice-President for Corporate Human Resources and Corporate Affairs, who was chosen by PMAP as Personnel Manager of the Year.

Del Monte Labour Management Councils (LMC) were also honoured in the Search for Best LMC Practitioners jointly sponsored by the Philippine League of LMC Practitioners and the Department of Labour and Employment. Through expanded LMC forums, Management and labour teams have worked together to enhance our employee retirement and provident plans, health services, working conditions, and social programmes for employee families.

Our continuing support has elevated our employee cooperatives to the ranks of the country's largest and most stable. The Cooperative Development Authority has awarded the Outstanding Cooperative of the Philippines Award to our agrarian reform, credit and consumer cooperatives within the last four years. Made up mostly of workers, dependents, retirees and community residents, these cooperatives offer broad-range services to members.

Del Monte Philippines Inc bagged the Employer of the Year Award in 2003.



Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. Assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms. The Group obtains financing through bank borrowings and leasing arrangements. Short-term funding is obtained from short-term bank loan facilities. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis. There is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and volume off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

focus on

In CFO Asia magazine's annual report survey in March 2003, Del Monte Pacific's 2001 annual report ranked number 31 among 144 Asian companies surveyed, and emerged number 7 among Singapore-listed firms.

At Del Monte Pacific, the culture is rooted in solid values and principles of openness, integrity and accountability. From the Board of Directors and Committees to management and rank and file, transparency is espoused.

Such efforts in raising corporate transparency have been recognised. Del Monte Pacific has been consistently ranked among the top of Singapore-listed companies included in the Business Times Corporate Transparency Index. The Company was also a Runner-Up in the manufacturing category of the Securities Investors Association of Singapore's Most Transparent Company Awards for 2001.

Del Monte Pacific is committed to effective corporate governance and supports the principles of openness, integrity and accountability advocated by the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Code of Corporate Governance ("Code").

The key aspects of our Group's corporate governance framework and practices in compliance with the provisions of the Code are discussed in the succeeding pages.

governance



Board of Directors

Our Board of Directors is responsible for the overall policies of the Group and for providing direction for corporate actions. Specifically, it approves the Group's strategic plans, appointment of directors and key managerial personnel, annual budgets, major investment proposals, and reviews the financial performance of the Group. Certain material corporate actions also require the Board's approval as follows: approval of quarterly results announcements, approval of annual results and accounts, declaration of dividends, convening of shareholders' meetings, authorisation of merger and acquisition transactions, and authorisation of major transactions. The Board likewise reviews and approves all corporate actions for which shareholder approval is required.

Our Board comprises three executive and eight non-executive directors, three of whom are independent. While the Company is not in total compliance with the recommendation that at least a third of the Board be composed of independent directors, by reason of arrangements under the Pool Agreement dated 23 July 1999 between controlling shareholders, Del Monte Holdings Ltd and MCI, Inc, there continues to exist a strong and independent element in the Board. Apart from the three independent directors, some of the other non-executive directors do not have any relationship either with the Company or its related corporations save for their appointment pursuant to their nomination by certain shareholder groups. In addition, the office of the Chairman is held by an independent director. (The full list of our Board of Directors which includes their nature of appointment and appointment dates is set forth on pages 8-9 of this Report).

Our directors bring with them invaluable experience, extensive business networks and expertise in specialised fields such as mergers and acquisitions, corporate finance and restructuring, marketing and business development, risk and crisis management, investor relations, commercial and international law. The size, composition and blend of experience of the current Board allow discussions on matters of policy, strategy and performance to be critical, informed and constructive.

Except for the joint managing directors, all directors are required to submit themselves for re-election after three years.

New director appointees go through an orientation programme whereby they are briefed by the Company Secretary on their obligations as directors, the Group's governance practices, and relevant statutory and regulatory compliance issues. They are also briefed by Management on the Group's businesses and operations, including a tour of the plantation and manufacturing facilities, as well as visits to the trade. Timely updates on developments in legislation, jurisprudence, government policies and regulations affecting the Group's business and operations are likewise provided to all directors.

The directors have separate and independent access to the Company's Management, who together with the Company Secretary, are responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Company Secretary administers, attends and prepares minutes of all Board and Board committee meetings. She assists the Chairman in ensuring that Board procedures are followed and regularly reviewed to ensure effective functioning of the Board, and that the Company's Memorandum and Articles of Association and relevant rules and regulations, including requirements of the BVI International Business Company Act and the Singapore Exchange, are complied with. She is also the primary channel of communication between the Company and the Singapore Exchange.

Aside from access to the advice and services of the Company Secretary and the Company's Management, the directors may, in appropriate circumstances, seek independent professional advice concerning the Company's affairs.

There is a clear division of executive duties and responsibilities in the Company, providing checks and balances to ensure that no one individual represents a considerable concentration of power. The Company's business is managed and administered by its two joint managing directors, Martin P Lorenzo and Thomas F Warner, while the Board is headed by Tony Chew Leong-Chee as Chairman. Mr Chew is an independent director who acts as the presiding officer at directors' and shareholder meetings of the Company.

As a Board, the directors meet quarterly or more often as required, to review and evaluate the Group's operations and performance and address key policy matters. The Board is provided with timely and complete information for each meeting. In these meetings, the Group's actual results are compared with budgets, and the strategy and forecast for the following months are discussed and approved as appropriate.

Board meetings are scheduled to enable the Board to perform its duties responsibly. During the year in review, the Board held four meetings. To ensure meetings are held regularly with maximum director participation, the Company's Articles of Association allow for tele- and video-conference meetings.

ATTENDANCE AT THE BOARD AND BOARD COMMITTEE MEETINGS IN 2003

Directors	Board Meetings		Audit Committee Meetings		Remuneration and Share Option Committee Meetings		Nominating Committee Meetings	
	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance	No. of Meetings Held	Attendance
Tony Chew Leong-Chee	4	4	4	4	3	3	1	1
Martin P Lorenzo	4	4	-	-	3	3	1	1
Thomas F Warner [1]	4	4	-	-	3	0	1	0
Richard W Blossom	4	4	-	-	-	-	-	-
Michael Hwang	4	4	4	4	3	3	1	1
Godfrey E Scotchbrook	4	4	4	4	3	3	1	1
Patrick L Go [2]	4	4	-	-	3	2	1	0
Tomas P Lorenzo	4	4	4	4	-	-	-	-
Stephen C Thorpe	4	2	-	-	-	-	-	-
Mario Resca [3]	-	-	-	-	-	-	-	-
Stefanie Yuen Thio [4]	-	-	-	-	-	-	-	-
Aldo Marsegaglia [5]	4	2	-	-	-	-	-	-
Jacques Fragis [6]	4	0	4	0	-	-	-	-
Filippo Fucile [7]	4	2	4	2	3	0	1	0

Notes:

1 Ceased as alternate member to Filippo Fucile on the Nominating Committee and Remuneration and Share Option Committee on 31 October 2003

2 Appointed alternate member to Martin P Lorenzo on the Nominating Committee and Remuneration and Share Option Committee on 7 February 2003

3 Appointed as Director on 6 February 2004 and a member of the Audit Committee, Nominating Committee and the Remuneration and Share Option Committee on 11 February 2004

4 Appointed as Director on 11 February 2004

5 Resigned as Director on 12 December 2003

6 Resigned as Director and a member of the Audit Committee on 14 February 2003

7 Resigned as Director and a member of the Audit Committee, Nominating Committee and Remuneration and Share Option Committee on 31 October 2003

Board Committees

The Board of Directors has three principal Board committees, namely: the Nominating Committee, the Audit Committee, and the Remuneration and Share Option Committee.

Nominating Committee

The Nominating Committee was set up on 7 February 2003 and now comprises the following members, a majority of whom are independent directors, including the Chairman:

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Under its terms of reference, the Committee is responsible for reviewing the Board's composition and effectiveness and for determining if a director has the requisite qualifications, and whether or not he is independent. All candidates for appointment or election as directors are considered by the Committee and recommended for decision by the Board.

The Committee considered the nomination for re-election of the following directors retiring by rotation under the Company's Articles of Association, at the forthcoming Annual General Meeting ("AGM"):

Retiring under Article 88

Godfrey E Scotchbrook. Independent Director. Appointed on 28 December 2000.
Patrick L Go. Non-Executive Director. Appointed on 19 April 2001.

In reviewing the nomination of directors retiring by rotation under Article 88, the Committee considered the contribution and performance of each of the directors, taking into account his attendance and participation at Board and committee meetings. The Committee has also determined their qualifications to be independent directors, where applicable. Godfrey E Scotchbrook duly abstained from making a recommendation on his own nomination.

Retiring under Article 92

Mario Resca. Non-Executive Director. Appointed on 6 February 2004.
Stefanie Yuen Thio. Non-Executive Director. Appointed on 11 February 2004.

Directors retiring under Article 92 are required to do so at the AGM following their appointment and are eligible for re-appointment without the need for review by the Nominating Committee.

The Committee has established processes and objective performance criteria for evaluating the effectiveness of the Board as a whole. Each member was required to complete a Board evaulation form. The performance criteria for the Board evaluation were in respect of Board size and composition, Board processes, Board information and accountability, Board performance in relation to discharging its principal functions and responsibilities, and financial targets.

A Board performance evaluation to assess the effectiveness of the Board as a whole was carried out. An analysis of the findings was prepared and was duly discussed with the Chairman of both the Nominating Committee and the Board.

Audit Committee

The Audit Committee was set up on 9 July 1999 and now comprises the following members, all of whom are non-executive and a majority of whom are independent, including the Chairman.

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Mario Resca	(Non-Executive Director)
Tomas P Lorenzo	(Non-Executive Director)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Several members of the Committee have relevant accounting and financial management expertise and experience.

The Committee meets with the Group's external auditors, with the head of the Corporate Auditing department (the Company's internal auditor) and with Management at least three times a year. It also meets with the Group's external auditors and with the head of the Corporate Auditing department without the presence of Management at least once a year. Under its terms of reference, the Committee is responsible for reviewing the scope and results of procedures conducted by the Group's Corporate Auditing department and its external auditors. It is also tasked to monitor the effectiveness of the Group's internal control system as well as the changes in the Group's accounting policies and practices.

The Committee also ensures the independence and objectivity of the external auditors. It further conducts periodic reviews of all related party transactions and has unrestricted access to Management and the internal auditor. During the year in review, the Committee held four meetings which were all attended by the head of its Corporate Auditing department.

The Committee also reviewed the non-audit services provided by the external auditors and is satisfied with their independence.

Remuneration and Share Option Committee

The Remuneration and Share Option Committee was set up on 7 February 2003 and now comprises the following members, a majority of whom are independent and non-executive directors, including the Chairman:

Godfrey E Scotchbrook	(Chairman & Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

Under its terms of reference, the Committee is responsible for reviewing and recommending a remuneration framework for the Board and key senior executives, and has assumed the role of the ESOP Committee in administering the Del Monte Pacific Executive Stock Option Plan.

The Committee's principal function is to ensure that a formal and transparent procedure is in place for fixing the remuneration packages of the executive directors as well as key senior executives of the Group, including those employees who are immediate family members of executive directors and controlling shareholders of the Group. The Committee is at liberty to seek independent professional advice, as appropriate.

In reviewing the recommendation for directors' remuneration for 2004, the Committee has adopted a framework, based on guidelines recommended by the Singapore Institute of Directors, which comprises a base fee, fees for membership in Board committees, as well as fees for chairing Board committees, taking into consideration the amount of time and effort that each Board member may be required to devote to the role and the fees paid in comparable companies.

The Committee's recommendation has been made in consultation with the Chairman of the Board and has been endorsed by the entire Board, following which the recommendation will be tabled for shareholders' approval at the Company's forthcoming AGM. No member of the Committee or of the Board was involved in deciding his own remuneration.

The compensation structure for executives of Group subsidiaries consists of two key components, that is, fixed cash and annual variable incentive. The fixed component includes salary, pension fund contributions and other allowances. The variable component comprises a performance-based bonus which forms a significant proportion of the total compensation package and is payable upon the achievement of individual and corporate performance targets.

The Group's directors and officers participate in the Company's Executive Stock Option Plan 1999 ("Scheme"). The Scheme is a share incentive plan which serves to reward and motivate Group directors, executives and managerial personnel to strive for higher performance for the Company's growth and success. The aggregate number of shares which may be offered under the Scheme is 10% of the Company's total issued capital or 107,207,919 shares. The terms of the Scheme are described in the Directors' Report and Notes 3 and 26 to the audited consolidated financial statements for the year ended 31 December 2003.

The Group's executive officers are elected annually by the Board. The appointment of executive directors and its renewal are subject to the Committee's review.

DISCLOSURE ON REMUNERATION OF DIRECTORS

Remuneration Band & Name of Director	Fixed Salary %	Director Fees %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Outstanding Share Options as at 31.12.03[1] %
EXECUTIVE DIRECTORS					
S$500,000 and above					
Richard W Blossom	34	5	58	3	1,227,998
S$250,000 to S$499,999					
Martin P Lorenzo	-	100	-	-	1,269,841
Thomas F Warner	-	100	-	-	-
NON-EXECUTIVE DIRECTORS					
S$0 to S$249,999					
Tony Chew Leong-Chee	-	100	-	-	1,078,000
Aldo Marsegaglia[2]	-	100	-	-	-
Filippo Fucile[2]	-	100	-	-	-
Michael Hwang	-	100	-	-	977,998
Godfrey E Scotchbrook	-	100	-	-	600,000
Patrick L Go	-	100	-	-	-
Tomas P Lorenzo	-	100	-	-	-
Stephen C Thorpe	-	100	-	-	-
Jacques Fragis[2]	-	100	-	-	-

(conversion rate of US$: S$1.74)

Notes:

[1] Details of the share options held by each director are shown in the Directors' Report

[2] Details of appointment and resignation dates are shown on page 31 in the notes to the attendance table

DISCLOSURE ON REMUNERATION OF KEY EXECUTIVES AND RELATED EMPLOYEE

Remuneration Band & Name of Director	Fixed Salary %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Total %	Outstanding Share Options as at 31.12.03 %
S$500,000 and above					
Alejandro T Castillo	32	65	3	100	1,230,952
Marco P Lorenzo*	51	48	1	100	175,502
Antonio C Ongpin	30	60	10	100	675,502
S$250,000 to S$499,999					
Wilfrido A Samson	44	48	8	100	615,044
Kenneth C Worsdale	66	-	34	100	-

(conversion rate of US$: S$1.74)

* immediate family member of Martin P Lorenzo, Joint Managing Director, and Tomas P Lorenzo, Director

Management Reporting

There are comprehensive management reporting disciplines and structured financial approval authorities to govern the implementation of agreed Company policies and Board decisions, and the day-to-day management of the Group's operating units. For effective monitoring of the Group's business and affairs, management and financial information are provided to the Board and Company's Managing Directors on a regular basis. This information includes disclosure documents, monthly and quarterly results, forecasts for profit and cash flow, working capital and borrowing levels, compared to approved budgets and the prior year's results. The Group's annual budget is reviewed by the Board. A strategic plan, which defines business development goals and overall business objectives, is prepared and updated periodically.

Internal Control

The Group maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of its financial statements and to adequately safeguard, verify and maintain accountability for its assets. The effectiveness of these controls and systems is subject to the periodic review of the Group's Corporate Auditing department and is monitored by the Audit Committee. In addition, its external auditor also reviews the effectiveness of the Group's key internal controls as part of its audit plan for the year.

The Group's Corporate Auditing department is staffed by trained personnel with appropriate segregation of duties from the activities it audits. This department is responsible for ensuring that risk management, control and governance processes are effectively implemented and maintained, and that such internal controls and systems are adequate and function effectively. The head of the Corporate Auditing department reports functionally to the Audit Committee. It is the Group's policy to support the Corporate Auditing department to meet and comply with the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The directors and the Group's Corporate Auditing department are of the view that the Company has proper and adequate internal control procedures and additional measures have been instituted to enhance the effectiveness of these internal controls.

Securities Transactions

The Company has adopted and implemented the Best Practices Guide issued by the Singapore Exchange on dealing in securities. This has been made known to directors, officers and staff of the Company and the Group. In particular, it has been highlighted that it is an offence to deal in the Company's securities when the officers (directors and employees) are in possession of unpublished material price sensitive information in relation to those securities. The officers are also discouraged from dealing in the Company's securities on short-term considerations. The Company, while having provided the window periods for dealing in the Company's securities, has its own internal compliance code in providing guidance to its officers with regard to dealing in the Company's securities, including reminders that the law on insider trading is applicable at all times.

Shareholder Communication and Investor Relations

The Company places a high regard on strengthening shareholder and investor relations through regular dialogues with the investing community, based on the principle of effective and fair communication. We are committed to providing easy access to timely and pertinent information about the Company and to continually review ways to enhance our corporate governance processes.

To maintain an open channel of communication, we have an email alert system whereby emails on the Company's developments and updates are sent regularly via an investor-friendly Del Monte template. To be included in our email alert mailing list, a request may be sent to invest@delmontepacific.com or by simply logging on to our website www.delmontepacific.com.

We announce our financial results on a quarterly basis within the prescribed periods and hold briefings on our half-year and full-year results performance. The report on our financial results are disseminated (together with other materials provided in the briefings held) through the MASNET, the Company's email alerts and website.

To raise investor awareness and interest in the Company, we participate in investor forums and conferences such as the one hosted by Credit Lyonnais Securities last September 2003 in Hong Kong.

In general meetings, shareholders are given the opportunity to communicate their views and direct questions to directors and Management regarding the Company. Our Chairperson for the Audit Committee and external auditors are present at the AGMs and other general meetings of shareholders, to assist the Board in addressing shareholders' questions. The Chairpersons of our Nominating and Remuneration and Share Option Committees are also present at our AGMs.

Shareholders have the opportunity to participate in the general meetings either in person or by proxy. We have separate resolutions at general meetings on each distinct issue.

FINANCIAL REPORT

(Amounts in United States dollars unless otherwise stated)

The directors are pleased to present their report to the members together with the audited financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2003.

Directors

The directors of the Company in office at the date of this report are:

Tony Chew Leong-Chee
Mario Resca (appointed on 6 February 2004)
Martin P Lorenzo
Thomas F Warner
Richard W Blossom
Michael Hwang
Godfrey E Scotchbrook
Patrick L Go
Tomas P Lorenzo
Stephen C Thorpe
Stefanie Yuen Thio (appointed on 11 February 2004)

Arrangements to Enable Directors to Acquire Shares or Debentures

Other than the Company's Executive Stock Option Plan ("ESOP Scheme"), neither at the end nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interest in Shares or Debentures

According to the Register of Directors' Shareholdings, the interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations were as follows:

	Shares in the Company of $0.01 par value each					
	Held by director as at			Other shareholdings in which the director is deemed to have an interest as at		
	1 January 2003 or date of appointment, if later	31 December 2003	21 January 2004	1 January 2003 or date of appointment, if later	31 December 2003	21 January 2004
Tony Chew Leong-Chee	396,000	396,000	396,000	25,500,000	25,500,000	25,500,000
Martin P Lorenzo	–	–	–	227,467,962	227,467,962	227,467,962
Thomas F Warner	–	–	–	–	–	–
Richard W Blossom	2,026,000	2,026,000	2,026,000	–	–	–
Michael Hwang	396,000	396,000	396,000	–	–	–
Godfrey E Scotchbrook	–	–	–	–	–	–
Patrick L Go	–	–	–	–	–	–
Tomas P Lorenzo [a]	540	540	–	227,467,962	227,467,962	227,467,962
Stephen C Thorpe [b]	–	–	–	–	–	–

[a] Appointed as director on 17 January 2003
[b] Appointed as director on 14 February 2003

(Amounts in United States dollars unless otherwise stated)

Directors' Interest in Shares or Debentures (Continued)

	IPO Options held by directors to subscribe for ordinary shares under the ESOP Scheme (Note 1)		
	As at 1 January 2003 or date of appointment, if later	As at 31 December 2003	As at 21 January 2004
Tony Chew Leong-Chee	378,000	378,000	378,000
Martin P Lorenzo	1,269,841	1,269,841	1,269,841
Thomas F Warner	–	–	–
Richard W Blossom	377,998	377,998	377,998
Michael Hwang	377,998	377,998	377,998
Godfrey E Scotchbrook	–	–	–
Patrick L Go	–	–	–
Tomas P Lorenzo [(a)]	–	–	–
Stephen C Thorpe [(b)]	–	–	–

[(a)] Appointed as director on 17 January 2003
[(b)] Appointed as director on 14 February 2003

Note 1: Each Initial Public Offering Options ("IPO Options") entitles its holder to subscribe for one ordinary share in the Company at US$0.504 and is exercisable from 30 July 2000 to 29 July 2009 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the IPO Options granted to directors have been exercised.

	Market Price Options held by directors to subscribe for ordinary shares under the ESOP Scheme (Note 2)		
	As at 1 January 2003 or date of appointment, if later	As at 31 December 2003	As at 21 January 2004
Tony Chew Leong-Chee	700,000	700,000	700,000
Martin P Lorenzo	–	–	–
Thomas F Warner	–	–	–
Richard W Blossom	850,000	850,000	850,000
Michael Hwang	600,000	600,000	600,000
Godfrey E Scotchbrook	600,000	600,000	600,000
Patrick L Go	–	–	–
Tomas P Lorenzo [(a)]	–	–	–
Stephen C Thorpe [(b)]	–	–	–

[(a)] Appointed as director on 17 January 2003
[(b)] Appointed as director on 14 February 2003

Note 2: Each Market Price Option entitles its holder to subscribe for one ordinary share in the Company at S$0.490 and is exercisable from 2 March 2003 to 1 March 2011 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the Market Price Options granted to directors have been exercised.

(Amounts in United States dollars unless otherwise stated)

Directors' Contractual Benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

Share Options

The Company has an ESOP Scheme which is administered by the Remuneration and Share Option Committee comprising of the following members:

Godfrey E Scotchbrook	(Chairman & Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Mario Resca*	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)

* Appointed on 6 February 2004 to succeed Filippo Fucile who resigned on 31 October 2003

Details of the options to subscribe for ordinary shares of $0.01 each of the Company ("Share") granted to certain controlling shareholders and their associates, directors, officers, senior managers and managerial employees of the Group pursuant to the ESOP Scheme are as follows:

Date of Grant	Description	As at 1 January 2003 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2003	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	6,446,180	830,915	–	5,615,265	30	US$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options [3]	12,400,000	890,000	450,000	11,060,000	38	S$0.490	2.3.2003 – 1.3.2011
29.5.2002	Market Price Options [4]	3,200,000	330,000	–	2,870,000	91	S$0.470	29.5.2004 – 28.5.2012

(1) On 20 December 1999, the Singapore Exchange Securities Trading Limited ("SGX-ST") approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars (US$).

(2) Pursuant to the ESOP Scheme, the Company granted 11,428,571 IPO Options in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 15 March 2004, this is equivalent to about S$0.863).

(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Granted during the year	Aggregate Options granted as at 31 December 2003	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding as at 31 December 2003
Martin P Lorenzo	–	1,269,841	–	–	1,269,841
Regina Lorenzo H-Davila	–	190,477	–	–	190,477
Marco P Lorenzo	–	175,502	–	–	175,502
Tomas P Lorenzo	–	–	–	–	–

(3) In 2001 pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.47.

(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

Audit Committee

The Audit Committee comprises five board members, all of whom are non-executive directors. The majority of the members, including the chairman, are independent. The members of the audit committee during the financial year and the date of this report are:

Michael Hwang	(Chairman and Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Mario Resca	(Non-Executive Director, appointed on 6 February 2004)
Tomas P Lorenzo	(Non-Executive Director)
Thomas F Warner	(Executive Director, alternate member to Mario Resca)
Jacques Fragis	(Non-Executive Director, resigned on 14 February 2003)
Filippo Fucile	(Non-Executive Director, resigned on 31 October 2003)

The Audit Committee held four meetings since the last directors' report. The Committee reviews the effectiveness of the systems of internal control in the Group, its accounting policies, annual financial statements and interim reports, the effectiveness of the internal audit function, and the findings of both the external and internal auditors. The Audit Committee may also examine whatever aspects it deems appropriate regarding the Group's financial affairs, its internal and external audits and its exposure to risks of a regulatory or legal nature. Futhermore, all related transactions are subject to regular periodic reviews by the Audit Committee to ensure that they are carried out on arm's length commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the Company's minority shareholders.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. The Committee met with the internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company and the Group's system of accounting internal control. The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2003 as well as the external auditors' report thereon.

Audit Committee (Continued)

The Audit Committee has full access to and co-operation of the Company's management and the internal auditors. It also has full discretion to invite any director or executive officer to attend its meetings. The finance officer attends meetings of the Committee. The auditors have unrestricted access to the Audit Committee. The Committee has reasonable resources to enable it to discharge its functions properly.

The Audit Committee recommends to the board of directors the nomination of Ernst & Young as external auditors at the forthcoming Annual General Meeting of the Company.

Auditors

Ernst & Young have expressed their willingness to accept reappointment as auditors.

On behalf of the Board of Directors

Martin P Lorenzo
Joint Managing Director

Thomas F Warner
Joint Managing Director

15 March 2004

STATEMENT BY DIRECTORS

for the year ended 31 December 2003

We, Martin P Lorenzo and Thomas F Warner, being the Joint Managing Directors of Del Monte Pacific Limited, do hereby state that, in the opinion of the directors,

(i) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated statement of cash flows together with the notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003, the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended, and

(ii) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Martin P Lorenzo
Joint Managing Director

Thomas F Warner
Joint Managing Director

15 March 2004

AUDITORS' REPORT

to the Members of Del Monte Pacific Limited
(Incorporated in the British Virgin Islands)

We have audited the financial statements of Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") set out on pages 46 to 88. The financial statements comprise the balance sheets of the Company and of the Group as at 31 December 2003, the profit and loss accounts, and statements of changes in equity of the Company and of the Group and cash flow statement of the Group for the year ended 31 December 2003, and notes thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of the Company and consolidated financial statements of the Group give a true and fair view of the financial position of the Company and of the Group as of 31 December 2003 and of the results and changes in equity of the Company and of the Group and the cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.

Ernst & Young
Certified Public Accountants

Singapore
15 March 2004

BALANCE SHEETS

as at 31 December 2003
(Amounts in United States dollars)

	Note	Group		Company	
		2003 $'000	2002 $'000 (Restated)*	2003 $'000	2002 $'000
EQUITY					
Share capital	3	10,721	10,716	10,721	10,716
Share premium	4	65,936	65,815	66,075	65,954
Translation reserves	2	(67,665)	(64,360)	–	–
Revenue reserves		140,291	131,207	676	524
		149,283	143,378	77,472	77,194
ASSETS LESS LIABILITIES					
Fixed assets	5	48,719	48,441	–	–
Subsidiaries	6	–	–	10,149	10,149
Intangible assets	7	9,316	9,619	–	–
Other assets	8	6,033	5,351	–	–
Current assets					
Inventories	9	41,529	41,197	–	–
Biological assets	10	34,234	36,694	–	–
Trade debtors	11	20,672	19,556	–	–
Other debtors, deposits and prepayments	12	6,806	5,636	–	57
Due from subsidiaries (non-trade)	13	–	–	80,139	80,277
Due from affiliated companies (trade)		3,825	5,500	–	–
Due from shareholder companies (non-trade)	13	–	456	–	456
Short-term deposits		46,030	24,185	–	–
Cash and bank balances		4,480	3,652	6	4
		157,576	136,876	80,145	80,794

* 2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41, Agriculture, as mentioned on page 61.

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

as at 31 December 2003

(Amounts in United States dollars)

	Note	Group		Company	
		2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Current liabilities					
Trade creditors		8,827	8,967	–	–
Other creditors and accruals	14	16,579	16,040	467	593
Due to subsidiaries (non-trade)	13	–	–	12,355	13,156
Short-term borrowings (unsecured)	16	31,276	15,232	–	–
Provision for taxation		732	1,139	–	–
		57,414	41,378	12,822	13,749
Net current assets		100,162	95,498	67,323	67,045
Non-current liabilities					
Due to an affiliated company (non-trade)	17	(7,497)	(7,279)	–	–
Deferred tax liabilities	23	(7,450)	(8,252)	–	–
		149,283	143,378	77,472	77,194

The accompanying notes are an integral part of the financial statements.

PROFIT AND LOSS ACCOUNTS

for the year ended 31 December 2003
(Amounts in United States dollars)

	Note	Group		Company	
		2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Turnover	18	200,445	196,370	23,256	21,000
Cost of sales		(141,948)	(138,128)	–	–
Gross profit		58,497	58,242	23,256	21,000
Distribution and selling expenses		(13,568)	(11,083)	–	–
General and administration expenses		(3,373)	(3,266)	(1,546)	(1,413)
Other operating expenses	19	(7,898)	(4,748)	(445)	(374)
Profit from operations	21	33,658	39,145	21,265	19,213
Financial income	22	832	778	–	–
Financial expenses	22	(2,599)	(1,637)	–	–
Profit before taxation		31,891	38,286	21,265	19,213
Taxation	23	(1,694)	(3,118)	–	–
Net profit attributable to shareholders		30,197	35,168	21,265	19,213
Earnings per share (cents)					
- basic	25	2.82	3.28		
- diluted	25	2.81	3.28		

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2003
(Amounts in United States dollars)

The Group

	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2002, as previously stated	10,716	65,815	(61,953)	114,596	129,174
Adoption of new accounting policy (IAS 41)	–	–	–	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
Currency translation differences	–	–	(2,407)	–	(2,407)
Net gains and losses not recognised in profit and loss accounts	–	–	(2,407)	–	(2,407)
Net profit attributable to shareholders	–	–	–	35,168	35,168
Dividends (Note 24)	–	–	–	(19,182)	(19,182)
As at 31 December 2002, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Adoption of new accounting policy (IAS 41)	–	–	–	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	–	–	(3,305)	–	(3,305)
Shares issued under share option plan	5	121	–	–	126
Net gains and losses not recognised in profit and loss accounts	5	121	(3,305)	–	(3,179)
Net profit attributable to shareholders	–	–	–	30,197	30,197
Dividends (Note 24)	–	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY (Continued)

for the year ended 31 December 2003

(Amounts in United States dollars)

The Company

	Share capital $'000	Share premium $'000	Revenue reserves $'000	Total $'000
As at 1 January 2002	10,716	65,954	493	77,163
Net profit attributable to shareholders	–	–	19,213	19,213
Dividends (Note 24)	–	–	(19,182)	(19,182)
As at 31 December 2002	10,716	65,954	524	77,194
As at 1 January 2003	10,716	65,954	524	77,194
Shares issued under share option plan	5	121	–	126
Net gains and losses not recognised in profit and loss accounts	5	121	–	126
Net profit attributable to shareholders	–	–	21,265	21,265
Dividends (Note 24)	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	66,075	676	77,472

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2003
(Amounts in United States dollars)

	2003 $'000	2002 $'000 (Restated)
Cash flows from operating activities		
Net profit attributable to shareholders	30,197	35,168
Adjustments for:		
Depreciation and amortisation	5,499	4,708
Provision for inventory obsolescence	2,132	1,130
Provision for asset impairment	137	–
Provision for doubtful debts	177	63
(Write-back of) provision for deferred income tax	(465)	535
Loss on disposal of fixed assets	–	48
Operating profit before working capital changes	37,677	41,652
Decrease (increase) in:		
Other assets	(682)	(1,993)
Inventories	(2,443)	(2,785)
Biological assets	2,460	(1,210)
Trade debtors	(1,251)	(4,366)
Other debtors, deposits and prepayments	(1,170)	1,912
Due from shareholder companies	456	–
Increase (decrease) in:		
Trade creditors, other creditors and accruals	399	(8,100)
Due to affiliated companies (trade and non-trade)	1,893	945
Provision for taxation	(407)	413
Net cash generated from operating activities	36,932	26,468
Cash flows from investing activities		
Proceeds from disposal of fixed assets	46	91
Purchase of fixed assets	(7,559)	(10,315)
Net cash used in investing activities	(7,513)	(10,224)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

for the year ended 31 December 2003

(Amounts in United States dollars)

	2003 $'000	2002 $'000 (Restated)
Cash flows from financing activities		
Short-term borrowings	16,044	8,160
Dividends paid	(21,113)	(19,182)
Proceeds from exercise of stock option	126	–
Net cash used in financing activities	(4,943)	(11,022)
Effect of exchange rate changes on cash and cash equivalents	(1,803)	(1,550)
Net increase in cash and cash equivalents	22,673	3,672
Cash and cash equivalents, beginning of year	27,837	24,165
Cash and cash equivalents, end of year	50,510	27,837

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003 $'000	2002 $'000 (Restated)
(a) Cash paid (received) during the year, included in operating activities		
Interest expenses	1,697	1,231
Interest income	(751)	(696)
Income taxes	2,632	2,131
(b) Analysis of the balances of cash and cash equivalents		
Cash and bank balances	4,480	3,652
Short-term deposits	46,030	24,185
	50,510	27,837

The accompanying notes are an integral part of the financial statements.

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. DOMICILE AND ACTIVITIES

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2003 were authorised for issue in accordance with a resolution of the directors dated 15 March 2004.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and under the historical cost convention except for the measurement of biological assets (livestock) and agricultural produce (harvested pineapples) at fair value less point-of-sale costs.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year, except for the adoption of International Accounting Standard (IAS) 41, Agriculture, in the current year as mentioned on page 61.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All significant intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation (Continued)

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered, and title has passed, to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the asset.

Fixed assets

Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis over its expected useful life as follows:

	Years
Freehold buildings	45
Buildings, land improvements and leasehold improvements	3 - 45
Machinery and equipment	3 - 15
Dairy and breeding herd	3.5 - 6

Land improvements, comprising expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms of the lease.

Dairy and breeding herd relates to livestock (cattle) being reared for milking and breeding purposes.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets (Continued)

Fully depreciated assets are retained in the financial statements until they are no longer in use, and no further charge for depreciation is made in respect of these assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange difference arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or controls the composition of the board of directors.

Affiliated companies

An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets

Intangible assets are recognised if it is probable that future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably.

Intangible assets relate to trademarks which are stated at acquisition cost or net present value of future cash payments of the acquisition cost at the date of the acquisition and are amortised on a straight-line basis over the expected future economic life of 40 years. These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified territories. Management considers that there are market opportunities for the Group in the geographical regions covered by these trademarks and it is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when its future recoverability can reasonably be regarded as assured. Capitalised development costs are amortised over the period of expected future sales from the related project.

Other development costs are charged to profit and loss account when incurred.

Impairment of assets

(a) Financial instruments

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the Company or Group will not collect all amounts due according to the contractual terms of receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the profit and loss account. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in the profit and loss account. However, the increased carrying amount is only recognised to the extent it does not exceed what the amortised cost would have been had the impairment not been recognised.

(b) Other assets

Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in the profit and loss account.

Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost of finished goods and livestock is based on the weighted average method, while the cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories (Continued)

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

Provisions

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Operating leases

Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Income tax

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred acquisition costs

Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of the cost of investment upon the consummation of the related acquisition. Other general administrative costs, including the cost of maintaining an acquisition department, are recognised as expense as incurred.

Deferred acquisition costs are written off to the profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

Financial instruments

As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and non-current payables. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 15 to 30-day terms.

The carrying amounts of the short-term borrowings approximate their fair values based on borrowing rates currently available for short-term borrowings with similar terms and maturity. Where the effect of time value of money is material, the non-current liabilities are the present values of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 7 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reserves

Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

Foreign currencies

The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated receivables and payables. On inception, the Group's Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge).

The Group's criteria for hedge accounting treatment include: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

(a) Fair value hedge

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies (Continued)

(b) Cash flow hedge

Changes in the fair value of a hedging instrument, that qualifies as a highly effective cash flow hedge, are recognised directly in the translation reserve account in shareholders' equity. The ineffective portion is immediately recognised in the profit or loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from the translation reserve account to the profit or loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

Retirement plan

A subsidiary, Del Monte Philippines, Inc, operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the attained age actuarial cost method to account for the retirement plan obligations. The use of the attained age actuarial cost method is allowed under generally accepted accounting principles of the Philippines, under which the subsidiary reports its statutory financial statements. For purposes of Group financial statements, adjustments have been made to the retirement plan obligations, where necessary, using the projected credit method to comply with IAS 19 (revised 2000), Employee Benefits. Under the projected unit credit method, the cost of providing this pension is charged to the profit and loss accounts so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using an interest rate of 11% per annum. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The actuarial gains and losses are spread forward and taken to the profit and loss account over the expected average remaining service lives of employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Retirement plan (Continued)

The subsidiary's contributions to the contributory provident plan are charged to the profit and loss account in the year to which they relate.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

Adoption of new accounting policy: IAS 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce, at the point of harvest, to be measured on initial recognition and, at each balance sheet date, at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where the fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The adoption of this new accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by $632,000, as at 1 January 2003 with a corresponding increase in the revenue reserves as at 1 January 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of new accounting policy: IAS 41, Agriculture (Continued)

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

	2003 $'000	2002 $'000
Changes in fair value		
Included in costs of sales, relating to livestock and harvested pineapples sold during the year	8,010	9,788
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the year	512	7
Total change in fair value	8,522	9,795

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 had the effect of increasing the Group's profit before interest and tax (PBIT) and net profit for 2003 by approximately $512,000 and $485,000, respectively.

	2003 $'000	2002 $'000
IAS 41 Impact on profitability		
PBIT	512	7
Net profit	485	7

Deferred tax liability arising from the temporary differences between the tax base of biological assets (livestock) and agricultural produce (harvested pineapples) and their carrying amount is accounted for in accordance with the accounting policy stated above.

3. SHARE CAPITAL

	2003 $'000	2002 $'000
Authorised		
– 2,000,000,000 (2002: 2,000,000,000) ordinary shares of $0.01 each	20,000	20,000
Issued and fully paid		
Beginning of year		
– 1,071,629,194 (2002: 1,071,629,194) ordinary shares of $0.01 each	10,716	10,716
Issued during the year		
– 450,000 (2002: Nil) ordinary shares of $0.01 each	5	–
End of year		
– 1,072,079,194 (2002: 1,071,629,194) ordinary shares of $0.01 each	10,721	10,716

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL (Continued)

Outstanding options

As at 31 December 2003, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of Grant	Description	As at 1 January 2003 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2003	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	6,446,180	830,915	–	5,615,265	30	US$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options [3]	12,400,000	890,000	450,000	11,060,000	38	S$0.490	2.3.2003 – 1.3.2011
29.5.2002	Market Price Options [4]	3,200,000	330,000	–	2,870,000	91	S$0.470	29.5.2004 – 28.5.2012

[1] On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars (US$).

[2] Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 15 March 2004, this is equivalent to about S$0.863).

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL (Continued)

Outstanding options (Continued)

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Granted during the year	Aggregate Options granted as at 31 December 2003	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding as at 31 December 2003
Martin P Lorenzo	–	1,269,841	–	–	1,269,841
Regina Lorenzo H-Davila	–	190,477	–	–	190,477
Marco P Lorenzo	–	175,502	–	–	175,502
Tomas P Lorenzo	–	–	–	–	–

[3] In 2001, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

[4] In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.47.

3. SHARE CAPITAL (Continued)

Outstanding options (Continued)

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy.

4. SHARE PREMIUM

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
At beginning of year	65,815	65,815	65,954	65,954
Shares issued under share option plan 450,000 ordinary shares of $0.01 each (2002: Nil)	121	–	121	–
At end of year	65,936	65,815	66,075	65,954

Under the British Virgin Islands law in whose jurisdiction the Company operates, the Company's share premium, translation reserves and revenue reserves form part of the Company's surplus account that may be available for dividend distribution.

5. FIXED ASSETS

Group

	Freehold land and buildings $'000	Buildings, land improvements and leasehold improvements $'000	Machinery and equipment $'000	Dairy and breeding herd $'000	Construction-in-progress $'000	Total $'000
Cost						
As at 1.1.2003	6,169	4,370	66,155	436	3,835	80,965
Additions	897	461	5,031	–	1,170	7,559
Disposals	(36)	(36)	(173)	(39)	–	(284)
Reclassifications	29	–	3,781	–	(3,810)	–
Currency realignment	(258)	(175)	(2,944)	(19)	16	(3,380)
As at 31.12.2003	6,801	4,620	71,850	378	1,211	84,860
Accumulated depreciation						
As at 1.1.2003	2,404	1,129	28,768	223	–	32,524
Charge for the year	96	216	4,844	40	–	5,196
Impairment loss	28	–	109	–	–	137
Disposals	(17)	(36)	(151)	(34)	–	(238)
Currency realignment	(106)	(41)	(1,390)	59	–	(1,478)
As at 31.12.2003	2,405	1,268	32,180	288	–	36,141
Charge for 2002	48	243	4,059	55	–	4,405
Net book value						
As at 31.12.2003	4,396	3,352	39,670	90	1,211	48,719
As at 31.12.2002	3,765	3,241	37,387	213	3,835	48,441

Interest cost capitalised for the year amounted to approximately $72,000 (2002: $186,000).

6. SUBSIDIARIES

	2003 $'000	2002 $'000
Unquoted equity shares, at cost	10,149	10,149

The Company and the Group had the following subsidiaries as at 31 December 2003:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group		Cost of investment by the Company	
			2003 %	2002 %	2003 $'000	2002 $'000
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL") (i)	Investment holding	British Virgin Islands	100	100	10,139	10,139
GTL Limited ("GTL") (i)	Trading food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	100	100	10	10
DMPL Management Services Pte Ltd ("DMS") (ii)	Providing administrative support and liaison services to the Group	Singapore	100	100	(iii)	(iii)
					10,149	10,149

6. SUBSIDIARIES (Continued)

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group 2003 %	2002 %
Held by DMPRL				
Central American Resources Inc ("CARI") (i)	Investment holding and trading food products mainly under the brand name "Del Monte"	Panama	100	100
Held by CARI				
Del Monte Philippines, Inc ("DMPI") (iv)	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	100	100
Dewey Limited ("Dewey") (i)	Owner of the "Del Monte" and "Today's" trademarks in the Philippines	Bermuda	100	100
Pacific Brands Philippines, Inc ("PBPI") (iv)	Dormant	State of Delaware, USA	100	100
Hordaland Company Limited ("Hordaland") (i)	Dormant	Hong Kong	100	100

(i) Not required to be audited by law in its country of incorporation
(ii) Audited by Ernst & Young, Singapore
(iii) Cost of investment of $1 (2002: $1)
(iv) Audited by Sycip Gorres Velayo & Co, associate firm of Ernst & Young, Singapore

7. INTANGIBLE ASSETS

	Group 2003 $'000	2002 $'000
Cost	12,115	12,115
Less accumulated amortisation	(2,799)	(2,496)
	9,316	9,619

Movements in accumulated amortisation during the financial year were as follows:

	2003	2002
At beginning of year	2,496	2,193
Amortisation during the year	303	303
At end of year	2,799	2,496

7. INTANGIBLE ASSETS (Continued)

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, a total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by installments. Each installment will equal forty percent of "Net Income" which is determined on the basis specified in the agreement, but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate that approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2003 are $6,261,000 and 33 years (2002: $6,451,000 and 34 years), respectively.

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2003 are $3,055,000 and 27 years (2002: $3,168,000 and 28 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

8. OTHER ASSETS

	Group	
	2003 $'000	2002 $'000
Advances to growers	4,717	4,159
Land expansion (development cost of acquired leased areas)	912	803
Others	404	389
	6,033	5,351

Advances to growers may be applied against the minimum guaranteed profits to growers. Land expansion assets are development costs of newly acquired leased areas which include costs such as creation of access roads, construction of bridges and clearing costs.

9. INVENTORIES

	Group	
	2003 $'000	2002 $'000 (Restated)
Finished goods		
- at cost	16,733	9,472
- at net realisable value	142	24
Raw materials and packaging supplies		
- at cost	24,222	31,701
- at net realisable value	432	–
	41,529	41,197

Movements in provision for inventory obsolescence during the financial year were as follows:

At beginning of year	440	523
Provision for the year	2,132	1,130
Write-off against provision	(46)	(1,171)
Currency realignment	(21)	(42)
At end of year	2,505	440

10. BIOLOGICAL ASSETS

	Group	
	2003 $'000	2002 $'000
Livestock		
- at fair value	2,623	3,691
- at cost	1,122	2,033
	3,745	5,724
Deferred growing crops - at cost	30,489	30,970
	34,234	36,694

The Group's livestock comprises live cattle, growing herd, beef herd, dairy and cattle for slaughter. The fair value was determined based on the actual selling prices approximating those at year end less estimated point-of-sale costs. Live cattle are valued at fair value less estimated point-of-sale costs. Growing herd, beef herd, dairy and cattle for slaughter are valued at cost.

10. BIOLOGICAL ASSETS (Continued)

Reconciliation of changes in the carrying amount:

	Group	
	2003 $'000	2002 $'000
Livestock		
At beginning of year/date of acquisition	5,724	4,921
Currency realignment	(250)	(143)
Increases due to purchases	14,082	18,744
Gain (loss) arising from changes in fair value less estimated point-of-sale costs attributable to price changes	369	(292)
Decreases due to sales	(16,180)	(17,506)
At end of year	3,745	5,724

	Group	
	2003 $'000	2002 $'000
Deferred growing crops		
At beginning of year	30,970	30,563
Currency realignment	(1,302)	(901)
Additions	24,468	24,324
Harvested	(23,647)	(23,016)
At end of year	30,489	30,970

11. TRADE DEBTORS

	Group	
	2003 $'000	2002 $'000
Trade debtors	21,633	20,512
Less provision for doubtful debts	(961)	(956)
	20,672	19,556

Movements in provision for doubtful debts during the financial year were as follows:

At beginning of year	956	1,236
Provision for the year	177	63
Write-back of provision	(16)	–
Write-off against provision	(114)	(305)
Currency realignment	(42)	(38)
At end of year	961	956

12. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Prepayments	4,093	3,263	–	–
Non-trade debtors	949	920	–	–
Deposits	796	514	–	–
Other recoverables	725	617	–	–
Downpayment from contractors	243	265	–	–
Deferred acquisition costs	–	57	–	57
	6,806	5,636	–	57

Deferred acquisition costs relate to costs which are directly attributed to potential acquisition of investments which are being considered by the Group.

13. DUE FROM/TO SUBSIDIARIES/SHAREHOLDER COMPANIES (NON-TRADE)

These balances are unsecured, non-interest bearing and repayable on demand.

14. OTHER CREDITORS AND ACCRUALS

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Accrued operating expenses	10,124	9,479	461	587
Customer deposits	3,324	3,470	–	–
Accrued payroll expenses	1,760	2,171	–	–
Withheld from employees (taxes and social security cost)	858	783	–	–
Value-added tax payable	494	84	–	–
Other creditors	19	53	6	6
	16,579	16,040	467	593

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $89,000 (2002: $85,000) (Note 15).

15. RETIREMENT BENEFIT OBLIGATIONS

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss account amounted to about PHP58.4 million or $1,076,000 for the year (2002: PHP53.7 million or $1,034,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

Amount recognised in the balance sheet:

	Group	
	2003 $'000	2002 $'000
Present value of funded obligations	24,600	20,487
Fair value of plan assets	(24,298)	(22,483)
	302	(1,996)
Unrecognised actuarial (gains) loss	(213)	2,081
Net liability recorded under accrued payroll expenses (Note 14)	89	85

The pension plan assets include some of the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2002: $5,554,000).

The amount recognised in the profit and loss account is as follows:

	Group	
	2003 $'000	2002 $'000
Current service cost	1,070	1,039
Interest cost	2,493	2,425
Expected return on plan assets	(2,487)	(2,430)
Total included in staff costs (Note 20)	1,076	1,034

The actual return on plan assets was $2,854,000 (2002: $2,259,700).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2003 $'000	2002 $'000
At beginning of year	85	78
Exchange differences	(28)	(29)
Total expense	1,076	1,034
Contributions paid	(1,044)	(998)
At end of year	89	85

15. RETIREMENT BENEFIT OBLIGATIONS (Continued)

The funded obligation and plan assets are measured and valued with the advice of qualified actuaries who carry out a full valuation once every two years. The last valuation of these obligations and plans was performed in 2001 wherein the results of these valuations form the basis of the fair value of the funded obligations and plan assets for 2002 and 2003.

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2003 % per annum	2002 % per annum
Discount rate	11	14
Expected return on plan assets	11	12
Future salary increases	6.5 - 10	10

16. SHORT-TERM BORROWINGS (UNSECURED)

The amounts are unsecured, bearing weighted average effective interest rates at 1.9% to 10.5% (2002: 3.1% to 8.1%) per annum and mature within twelve months.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2003 $'000	2002 $'000
Total borrowings at floating rates	31,276	15,232

17. DUE TO AN AFFILIATED COMPANY (NON-TRADE)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

18. TURNOVER

Turnover of the Company comprises dividend income from its investment in subsidiaries.

Turnover of the Group comprises gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered, and title has passed, to customers. Significant intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Sale of goods	200,445	196,370	–	–
Dividend income from unquoted investment in subsidiaries	–	–	23,256	21,000
	200,445	196,370	23,256	21,000

19. OTHER OPERATING EXPENSES

	Group		Company	
	2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Provision for inventory obsolescence	2,132	1,130	–	–
Incentive award benefit (Note 26)	1,800	1,861	–	–
Direct write-off of inventories	1,232	219	–	–
Write-off of deferred acquisition costs	351	184	351	184
Amortisation of trademarks	303	303	–	–
IAS 41 - changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the year	(512)	(7)	–	–
Product claims	340	118	–	–
Product reconditioning costs	396	–	–	–
Others	1,856	940	94	190
	7,898	4,748	445	374

20. STAFF COSTS

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Wages and salaries (Note (a) below)	28,951	28,343	654	596
Social security costs	1,303	1,173	–	–
Pension costs - provident fund	367	318	–	–
Pension costs - defined benefit plans (Note 15)	1,076	1,034	–	–
Incentive award benefit (Note 26)	1,800	1,861	–	–
Production profit share (Note (b) below)	87	158	–	–
	33,584	32,887	654	596
Number of persons employed on a full-time basis at end of the year	5,707	5,790	–	–

(a) Includes directors' fees and remuneration of the Group and Company of approximately $937,000 and $654,000 (2002: $948,000 and $596,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

20. STAFF COSTS (Continued)

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long-term lease extending until 2032.

Privately owned lands are covered by existing crop producer and grower contracts which are continually being renewed. For certain private lands that exceed the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees, who are regular farmworkers and technical farmworkers, a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by DAR.

The Company has accrued for the estimated amount of production profit share of approximately $87,000 (2002: $158,000) that the Company believes is in full compliance with the implementing guidelines of the law.

21. PROFIT FROM OPERATIONS

This is determined after charging the following:

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Auditors' remuneration				
- payable to the auditors of the Company	124	107	111	94
- payable to other auditors	90	80	–	–
Non-audit fees				
- payable to the auditors of the Company	94	1	93	1
- payable to other auditors	–	10	–	10
Depreciation of fixed assets	5,196	4,405	–	–
Provision for doubtful trade debts	177	63	–	–
Provision for inventory obsolescence	2,132	1,130	–	–
Research and development expenditure	158	119	–	–
Operating lease rentals	4,974	4,681	–	–
Loss on disposal of fixed assets	–	48	–	–

22. FINANCIAL INCOME (EXPENSES)

(a) Financial income

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Interest income from:				
- bank deposits	444	495	–	–
- affiliated companies	388	283	–	–
	832	778	–	–

(b) Financial expenses

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Interest expenses on:				
- bills payable	(1,720)	(1,091)	–	–
- factoring	(109)	(141)	–	–
- others	(333)	(298)	–	–
Foreign exchange losses, net	(437)	(107)	–	–
	(2,599)	(1,637)	–	–

23. TAXATION

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group	
	2003 $'000	2002 $'000
Current tax		
- current year	2,159	2,583
Deferred tax		
- current year	(465)	535
	1,694	3,118

The Company

There is no tax expense for the Company as the income of the Company is exempt from all income taxes in the British Virgin Islands.

23. TAXATION (Continued)

The Group

The effective income tax rate of the Group for the year was 5.3% (2002: 8.2%). The reconciliation between tax and profit before taxation multiplied by the applicable tax rate is as follows:

	Group	
	2003 $'000	2002 $'000
Profit before taxation	31,891	38,286
Taxation on profit at the weighted average of the applicable tax rates (see (b) below)	1,441	3,145
Tax effect of IAS that was taxable at 5.3% (2002: 8.2%)	(136)	(3)
Final tax on dividend	382	–
Translation adjustment	–	(29)
Others	7	5
	1,694	3,118

(b) The applicable weighted average tax rate is determined to be 5.3% (2002: 8.2%) and is calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. Although the Group's principal subsidiary is in the Philippines where the current tax rate is 32% (2002: 32%), other companies in the Group operate their businesses in jurisdictions where they are subjected to lower tax rate or considered exempt from tax.

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group

	At beginning of year	Charged/ (credited) to profit and loss	Exchange difference	At end of year
	$'000 (Restated)	$'000	$'000	$'000
Deferred income tax liabilities				
Accelerated depreciation allowance	3,242	349	(141)	3,450
Deferred growing corps	5,484	117	(232)	5,369
IAS 41 - changes in fair value of livestock and harvested pineapples that remained unsold as at the end of the year	76	27	–	103
	8,802	493	(373)	8,922
Deferred income tax assets				
Provisions	428	954	(32)	1,350
Foreign exchange differences	122	5	(5)	122
	550	959	(37)	1,472
Net deferred tax liabilities	8,252	(466)	(336)	7,450

23. TAXATION (Continued)

The Group (Continued)

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2003 of a subsidiary based in the Philippines, is approximately $12,877,000 (2002: $13,305,000).

24. DIVIDENDS

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Final dividend paid in respect of the previous financial year of 1.56 cents per share less tax at Nil % (2002: 1.38 cents per share less tax at Nil %)	16,717	14,788	16,717	14,788
Interim dividend paid of 0.41 cents per share less tax at Nil % (2002: 0.41 cents per share less tax at Nil %)	4,396	4,394	4,396	4,394
	21,113	19,182	21,113	19,182

Subsequent to the financial year, the directors declared a final dividend of 1.28 cents per share, less tax at Nil %, amounting to $13,722,614 in respect of the financial year ended 31 December 2003. These dividends have not been provided for in the financial year ended 31 December 2003.

25. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2003	2002
Net profit attributable to shareholders ($'000)	30,197	35,168
Weighted average number of ordinary shares in issue ('000)	1,071,838	1,071,629
Basic earnings per share (in cents)	2.82	3.28

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

For the diluted earnings per share in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit attributable to shareholders.

25. EARNINGS PER SHARE (Continued)

	2003	2002
Net profit attributable to shareholders, representing amount used to determine diluted earnings per share ($'000)	30,197	35,168
Weighted average number of ordinary shares in issue ('000)	1,071,838	1,071,629
Adjustments for share options ('000)	930	–
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,072,768	1,071,629
Diluted earnings per share (in cents)	2.81	3.28

26. SIGNIFICANT RELATED PARTY TRANSACTIONS

The major shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings SA) and MCI Inc (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV in Amministrazione Straordinaria (incorporated in the Netherlands). MCI, Inc is a wholly-owned subsidiary of Macondray & Co, Inc (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Income				
Sales to Cirio Del Monte group of companies	20,218	19,247	–	–
Sales to Macondray group of companies	2,372	1,571	–	–
Financial income from Cirio Del Monte group of companies	388	224	–	–
Financial income from Macondray group of companies	–	43	–	–
Sub-total	22,978	21,085	–	–

26. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

	Group		Company	
	2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Expenses				
Purchases from Cirio Del Monte group of companies	154	166	–	–
Purchases from Macondray group of companies	2,194	2,263	–	–
Management fees to a subsidiary, DMS	–	–	238	220
Purchases from Waterloo Land and Livestock Co Pty Ltd (WALLCO)*	7,128	4,875	–	–
Sub-total	9,476	7,304	238	220
Aggregate value	32,454	28,389	238	220

* WALLCO became an affiliated company in May 2002.

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market driven, less certain allowances, with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group policy is to solicit competitive quotations. Bids from any related party are evaluated on arm's length commercial terms and subject to bidding against third party suppliers. Purchases are normally awarded based on the lowest price.

The aggregate value of the sales, purchases and other transactions between the Group, Cirio Del Monte group of companies and Macondray group of companies for the financial year 2003 amounted to $32.5 million (2002: $28.4 million). All related party transactions during the financial year (save for those below S$100,000) were conducted pursuant to the shareholders' mandate obtained at the Company's last Annual General Meeting ("AGM") held on 14 May 2003. The Company will seek a fresh mandate for recurrent related party transactions in the forthcoming AGM to be held on 28 April 2004.

Post employment benefits to management personnel and employees

Certain management personnel of the Group and directors of the Company are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service (Note 15).

(Amounts in United States dollars unless otherwise stated)

26. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value US$0.01 each were issued to the then directors at the IPO price US$0.63 each. As at 31 December 2003, the directors of the Company holding office at the end of the financial year held an aggregate of 2,818,540 (2002: 3,214,000) ordinary shares of par value US$0.01 each.

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2003, the outstanding number of IPO options granted to the directors of the Company holding office at the end of the financial year was 2,403,837 (2002: 2,781,835).

In addition, on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2003, the outstanding number of Market Price Options granted to the directors of the Company holding office at the end of the financial year was 2,750,000 (2002: 3,250,000).

Incentive award programmes

The Group has incentive award programmes which cover its managerial and executive personnel. Each year, DMPI accrues for estimated liability for bonuses based on the current year performance.

Supply contracts

The Group has a long-term supply contract for pineapple products with Del Monte International, Inc, (formerly known as Cirio Del Monte International, Inc) a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement, canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution in European, African and Middle Eastern markets. Pricing in this contract is market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 28(c)).

27. CONTINGENCIES

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2003, the Group had outstanding letters of credit amounting to approximately $3.0 million (2002: $2.1 million).

(c) A subsidiary, DMPI, has issued a corporate guarantee in favour of a bank for granting bank facilities totalling approximately $11.0 million to another subsidiary, GTL. As at 31 December 2003, GTL has not utilised the said bank facilities (2002: $5.0 million).

28. COMMITMENTS

(a) Operating lease commitments

Based on the existing agreements, the future minimum rental commitments as at 31 December 2003 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Within one year	4,292	3,343	–	–
Between one to five years	18,235	15,371	–	–
More than five years	38,993	44,218	–	–
	61,520	62,932	–	–

Included in the above were commitments denominated in Philippine Peso of PHP3,368 million (2002: PHP3,309 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

(b) Future capital expenditure

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Capital expenditure not provided for in the financial statements				
- commitments in respect of contracts made	77	1,925	–	–
- uncommitted amounts approved by directors	6,338	4,206	–	–
	6,415	6,131	–	–

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(Amounts in United States dollars unless otherwise stated)

28. COMMITMENTS (Continued)

(d) Forward foreign exchange contracts

During the year, a subsidiary entered into forward exchange contracts with certain banks to hedge against foreign currency exposures during the year. As of 31 December 2003, there is no outstanding short-term forward exchange contract (2002: no outstanding short-term forward exchange contract).

29. FINANCIAL INSTRUMENTS

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2003 were $143.0 million, of which $32.6 million had been utilised (2002: $138.1 million, of which $20.2 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group obtains additional financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk

Short-term funding is obtained from short-term bank loan facilities.

Foreign exchange currency risk

Foreign currency risk arises from a change in foreign currency exchange rate, which is expected to have an adverse effect on the Group in the current reporting period and in future years. The Group operates within the Asia Pacific region and the Americas and companies within the Group maintain their books and records in their respective measurement currencies. The Group's accounting policy is to translate the profits/losses of overseas companies using the average exchange rates during the year. Net assets denominated in foreign currencies and held at the year-end are translated into United States dollar, the Group's reporting currency, at exchange rates approximating those prevailing at the balance sheet date. Fluctuations in the exchange rate between the measurement currencies and the United States dollar will therefore have an impact on the Group.

A subsidiary of the Group operating in the Philippines, with measurement currencies in pesos, is exposed to the volatility in its foreign currency cash flows from sales and purchases denominated in foreign currencies, primarily in the United States dollar and euro. The subsidiary relies on some natural hedge and hedging as a risk management tool.

29. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange currency risk (Continued)

The Group and its subsidiary companies use forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports and existing foreign currency denominated receivables and payables.

Credit risk

The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year-end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values

The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $8,010,000 (2002: $7,359,000). The fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

30. GROUP SEGMENTAL REPORTING

Primary reporting format - business segments

The Group sells its products on a worldwide basis. Its main business is the manufacture and sale of processed and fresh fruit products, which are broken down into three product segments. The product segments are processed products, beverages and non-processed products. Each segment primarily consists of the following product variety: (1) Processed products: pineapple solids, tropical mixed fruits, tomato-based products, pasta, vinegar and others; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Non-processed products: cattle and fresh pineapples.

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise short-term deposits and cash and bank balances. Segment liabilities comprise operating liabilities. Unallocated liabilities comprise short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises additions to fixed assets and intangible assets.

30. GROUP SEGMENTAL REPORTING (Continued)

Primary reporting format - business segments (Continued)

Year ended 31 December 2003

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	137,644	48,195	14,606	200,445
Profit from operations, representing segment result	23,822	9,351	485	33,658
Net foreign exchange loss	(305)	(126)	(6)	(437)
Profit before interest and taxation*	23,517	9,225	479	33,221
Net interest expense	(926)	(384)	(20)	(1,330)
Profit before taxation	22,591	8,841	459	31,891
Taxation				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

* Effective 2003, the Group adopted the generally accepted definition of PBIT, which is Profit before Interest and Tax. Previously, the Group's definition of PBIT was Profit before Interest Expense, Foreign Exchange Loss and Tax.

30. GROUP SEGMENTAL REPORTING (Continued)

Primary reporting format - business segments (Continued)

Year ended 31 December 2002 (Restated)

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	134,394	41,380	20,596	196,370
Profit from operations, representing segment result	29,308	7,710	2,127	39,145
Net foreign exchange loss	(79)	(24)	(4)	(107)
Profit before interest and taxation	29,229	7,686	2,123	39,038
Net interest expense	(563)	(157)	(32)	(752)
Profit before taxation	28,666	7,529	2,091	38,286
Taxation				(3,118)
Net profit attributable to shareholders				35,168
Segment assets	111,909	50,172	10,369	172,450
Unallocated assets				27,837
Consolidated total assets				200,287
Segment liabilities	24,235	6,474	1,577	32,286
Unallocated liabilities				24,623
Consolidated total liabilities				56,909
Capital expenditure	6,062	4,086	167	10,315
Depreciation	2,542	1,683	180	4,405
Amortisation	199	67	37	303
Non-cash expenses (net) other than depreciation and amortisation	1,315	521	(60)	1,776

30. GROUP SEGMENTAL REPORTING (Continued)

Secondary reporting format - geographical segments

The Group's three business segments are managed on a worldwide basis through two main geographical areas, namely, Asia and Europe/North America.

	Turnover		Total assets		Capital expenditure	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000 (Restated)	2003 $'000	2002 $'000
Asia	128,449	133,536	221,644	200,287	7,559	10,315
Europe/North America	71,996	62,834	–	–	–	–
Total	200,445	196,370	221,644	200,287	7,559	10,315

Segmentation of revenue is based on the geographical area in which the customers are located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

31 DIRECTORS' REMUNERATION

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2003	2002	2003	2002	2003	2002
S$500,000 and above	–	1	–	–	–	1
S$250,000 to S$499,999	–	2	–	–	–	2
S$0 to S$249,999	3	–	8	8	11	8
	3	3	8	8	11	11

STATISTICS OF SHAREHOLDINGS

as at 15 March 2004

Authorised Share Capital	:	US$20,000,000
Issued and Fully Paid-up Capital	:	US$10,720,792
Class of Shares	:	Ordinary shares of US$0.01 each, with each ordinary share entitled to one vote

Distribution of Shareholdings

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	5	0.03	960	0.00
1,000 - 10,000	15,681	95.62	30,830,553	2.88
10,001 - 1,000,000	696	4.24	31,793,675	2.96
1,000,001 and above	18	0.11	1,009,454,006	94.16
Total	16,400	100.00	1,072,079,194	100.00

Twenty Largest Shareholders

No.	Name	No. of Shares	%
1	DBS Trustee Ltd	546,530,890	50.98
2	DBS Nominees Pte Ltd	140,438,122	13.10
3	ABN Amro Nominees Singapore Pte Ltd	119,453,533	11.14
4	United Overseas Bank Nominees Pte Ltd	45,222,500	4.22
5	Lee Pineapple Company Pte Ltd	32,150,000	3.00
6	Citibank Nominees Singapore Pte Ltd	26,559,270	2.48
7	ARC Ventures Limited	20,500,000	1.91
8	Raffles Nominees Pte Ltd	17,137,554	1.60
9	HSBC (Singapore) Nominees Pte Ltd	16,237,833	1.51
10	UOB Kay Hian Pte Ltd	11,042,596	1.03
11	MCI, Inc	10,853,223	1.01
12	Pineapples of Malaya Pte Ltd	5,360,000	0.50
13	HL Bank Nominees (Singapore) Pte Ltd	5,049,000	0.47
14	Representations International (HK) Ltd	5,000,000	0.47
15	DBS Vickers Securities (Singapore) Pte Ltd	2,747,000	0.26
16	Lin Shui Chin	2,551,000	0.24
17	DB Nominees (S) Pte Ltd	1,342,000	0.13
18	Morgan Stanley Asia (Singapore) Securities Pte Ltd	1,279,485	0.12
19	ING Nominees (Singapore) Pte Ltd	1,000,000	0.09
20	Tusaman Putih	800,000	0.07
Total		1,011,254,006	94.33

Substantial Shareholders (as recorded in the Register of Substantial Shareholders)

	Direct interest		Indirect interest		Total interest	
Name of shareholder	No. of shares	%[1]	No. of shares	%[1]	No. of shares	%[1]
Del Monte Holdings Ltd [2]	428,570,000	39.98	–	–	428,570,000	39.98
Del Monte Group Ltd [3]	–	–	428,570,000	39.98	428,570,000	39.98
MCI, Inc [4]	227,467,962	21.22	–	–	227,467,962	21.22
Macondray & Co, Inc.[5]	–	–	227,467,962	21.22	227,467,962	21.22
Martin P Lorenzo [5]	–	–	227,467,962	21.22	227,467,962	21.22
Tomas P Lorenzo [5]	–	–	227,467,962	21.22	227,467,962	21.22
Iona Investment Pte Ltd	69,354,122	6.47	–	–	69,354,122	6.47

Percentage of Shareholdings in Public Hands

Based on the information provided, to the best knowledge of the Directors and Substantial Shareholders of the Company, 32.33% of the Company's shares are held in the hands of the public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the SGX-ST. Rule 723 requires at least 10% of the equity securities, (excluding preference shares and convertible equity securities) in a class that is listed, to be in the hands of the public.

Notes:

(1) Based on 1,072,079,194 issued ordinary shares of US$0.01 each ("Shares") in the capital of the Company as at the date hereof.

(2) Del Monte Holdings Ltd ("DMH", formerly known as Juliet Holdings SA) is the beneficial owner of 310,772,467 Shares held by DBS Trustee Ltd and 117,797,533 Shares held by ABN Amro Nominees Singapore Pte Ltd.

(3) Del Monte Group Ltd ("DMG") holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Shares. Del Monte Group Overseas Ltd ("DMO") holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Del Monte NV in Amministrazione Straordinaria ("Cirio NV") holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Finanziaria SpA in Amministrazione Straordinaria ("Cirio SpA") holds all the issued shares in Cirio NV and is deemed to have an interest in DMH's 428,570,000 Shares.

(4) MCI, Inc ("MCI") is the beneficial owner of 213,257,143 Shares held by DBS Trustee Ltd, 10,853,223 Shares held under its own name, MCI, and 3,357,596 Shares held by UOB Kay Hian Pte Ltd.

(5) Macondray & Co, Inc holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 Shares. The Lorenzo Group (comprising members of the family of the late Luis F Lorenzo, Sr), which includes directors, Martin P Lorenzo and Tomas P Lorenzo, is deemed to have an interest in MCI's 227,467,962 Shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

INTERESTED PERSON TRANSACTIONS
as at 31 December 2003

The aggregate value of Interested Person Transactions conducted pursuant to the shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual were as follows:

	Group	
	2003 $'000	2002 $'000 (Restated)
Income		
Sales to Cirio Del Monte group of companies	20,218	19,247
Sales to Macondray group of companies	2,372	1,571
Financial income from Cirio Del Monte group of companies	388	224
Financial income from Macondray group of companies	–	43
	22,978	21,085
Expenses		
Purchases from Cirio Del Monte group of companies	154	166
Purchases from Macondray group of companies	2,194	2,263
Purchases from Waterloo Land and Livestock Co Pty Ltd (WALLCO)*	7,128	4,875
	9,476	7,304
Aggregate value	32,454	28,389

* WALLCO became an affiliated company in May 2002

PROFORMA GROUP FINANCIAL INFORMATION*

for the year ended 31 December 2003
(Amounts in Singapore dollars)

	2003 S$'000	2002 S$'000
Turnover	348,774	353,466
Cost of sales	(246,989)	(248,630)
Gross Profit	101,785	104,836
Distribution and selling expenses	(23,608)	(19,949)
General and administration expenses	(5,869)	(5,879)
Other operating expenses	(13,742)	(8,547)
Profit from operations	58,566	70,461
Financial income	1,447	1,400
Financial expenses	(4,522)	(2,947)
Profit before taxation	55,491	68,914
Taxation	(2,948)	(5,612)
Net profit attributable to shareholders	52,543	63,302

* **Basis of Presentation of Proforma Group Financial Information**

The audited financial statements of the Group are expressed in United States dollars (US$).

Given the Company's listing on the SGX-ST, for the convenience of certain readers, the above financial information for the years 2003 and 2002 are presented in Singapore dollars (S$) obtained by measurement of the S$ figures using the exchange rate of S$1.74 and S$1.80, respectively.

Such translation should not be construed as a representation that the US$ amounts have been or could be converted into S$ at this or any other rates. In addition, the above financial information does not form part of the audited financial statements of the Group.

CORPORATE INFORMATION

Board of Directors

Chairman

Mr Tony Chew Leong-Chee, Independent Director

Vice-Chairman

Mr Mario Resca, Non-Executive Director
(appointed on 6 February 2004)

Joint Managing Directors

Mr Martin P Lorenzo, Executive Director

Mr Thomas F Warner, Executive Director

Directors

Mr Richard W Blossom, Executive Director

Mr Michael Hwang, Independent Director

Mr Godfrey E Scotchbrook, Independent Director

Mr Patrick L Go, Non-Executive Director

Mr Tomas P Lorenzo, Non-Executive Director

Mr Stephen C Thorpe, Non-Executive Director

Ms Stefanie Yuen Thio, Non-Executive Director
(appointed on 11 February 2004)

Audit Committee

Mr Michael Hwang,
Chairman and Independent Director

Mr Tony Chew Leong-Chee, Independent Director

Mr Godfrey E Scotchbrook, Independent Director

Mr Tomas P Lorenzo, Non-Executive Director

Mr Mario Resca, Non-Executive Director
(alternate, Mr Thomas F Warner, Executive Director)
(both appointed on 11 February 2004)

Nominating Committee

Mr Michael Hwang,
Chairman and Independent Director

Mr Tony Chew Leong-Chee,
Independent Director

Mr Godfrey E Scotchbrook, Independent Director

Mr Martin P Lorenzo, Executive Director
(alternate, Mr Patrick L Go, Non-Executive Director)

Mr Mario Resca, Non-Executive Director
(alternate, Mr Thomas F Warner, Executive Director)
(both appointed on 11 February 2004)

Remuneration and Share Option Committee

Mr Godfrey E Scotchbrook,
Chairman and Independent Director

Mr Michael Hwang, Independent Director

Mr Tony Chew Leong-Chee, Independent Director

Mr Martin P Lorenzo, Executive Director
(alternate, Mr Patrick L Go, Non-Executive Director)

Mr Mario Resca, Non-Executive Director
(alternate, Mr Thomas F Warner, Executive Director)
(both appointed on 11 February 2004)

Executive Officers

Mr Martin P Lorenzo
Joint Managing Director, DMPL

Mr Thomas F Warner
Joint Managing Director, DMPL

Mr Richard W Blossom
Managing Director,
DMPL Management Services Pte Ltd

Mr Alejandro T Castillo
President, Del Monte Philippines, Inc (DMPI)

Mr Kenneth C Worsdale
Chief Financial Officer, DMPL and DMPI
Senior Vice-President, DMPI

Mr Marco P Lorenzo
Senior Vice-President, Plantation and Cannery Operations, DMPI

Company Secretary

Ms Yvonne Choo, Singapore Secretary

Torman Limited, BVI Secretary

Assistant Company Secretary

Ms Regina Simona B de Guzman

Investor Relations And Mailing Address

c/o DMPL Management Services Pte Ltd
78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822
Fax: +65 6221 9477
Email: invest@delmontepacific.com
Website: www.delmontepacific.com

Registered Office

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands
Tel: +284 494 2233
Fax: +284 494 3547

BVI Registrar And Share Transfer Office

HWR Services Limited
Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Singapore Share Transfer Agent

Lim Associates Pte Ltd
10 Collyer Quay #19-08 Ocean Building
Singapore 049315

Independent Auditors

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01 Ocean Building
Singapore 049315

Audit Partner: Mr Steven Phan Swee Kim
(appointed on 29 November 2002)

Principal Bankers

Australia and New Zealand Banking Group Limited

Credit Lyonnais Merchant Banking

American Depositary Receipt (ADR) Programme

ADR symbol PDMXY tradable in the over-the-counter (OTC) market in New York with The Bank of New York as the Depositary Bank

Listing & Trading Symbols

Listed on 2 August 1999 on the Singapore Exchange
Bloomberg: DELM SP
Reuters: DMPL.SI

Trademarks

Del Monte®, Del Monte Quality® and Shield in Colour are principal registered trademarks of the Group in the Philippines and Indian sub-continent territories. The Group's other trademarks include Today's®.

design & production by Q-PLUS design

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822 Fax: +65 6221 9477 Email: invest@delmontepacific.com
Website: www.delmontepacific.com